SIDLEY AUSTIN BROWN & WOOD LLP

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NEW YORK, NEW YORK 10019
TELEPHONE 212 839 5300
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www.sidley.com

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WRITER'S DIRECT NUMBER
(212) 839-5838

WRITER'S E-MAIL ADDRESS
jemiller@sidley.com

August 22, 2005

BY HAND

Office of International Corporate Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Electric Interconnection SH ESP

Re: ~~Interconexión Eléctrica~~ S.A. E.S.P.
Filing Requirements Pursuant to Rule 12g3-2(b)
of the Securities Exchange Act of 1934, as amended
File No. ~~82-34774~~ 82-34786

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"), I hereby submit on behalf of Interconexión Eléctrica S.A. E.S.P. (the "Issuer"), an English-language translation of each of the following original Spanish-language documents pertaining to the Issuer:

Information for the Months of March, April, May, June and July of Year 2005- "Informacion Eventual" (Other Relevant Information) submitted to the Colombian Securities Commission.

1. Summary of Other Relevant Information submitted to the Colombian Securities Commission (from March 29 through May 16, 2005).

2. Letter from Duff and Phelps de Colombia, S.A. to the Colombian Securities Commission dated March 18, 2005, regarding the rating of certain bonds.

3. Document dated March 29, 2005 regarding a proposal approved at the Stockholders' Meeting in connection with the appropriation and distribution of year 2004 earnings,

dlw 8/24

including the creation of a reserve as required by the fiscal authorities, the change of destination of reserves for the distribution and the payment of dividends.

4. Document dated March 29, 2005 regarding proposals approved at the Stockholders' Meeting in connection with (i) the appointment of Price Waterhouse Coopers Ltda. as independent auditor of the Issuer; (ii) the election of certain individuals as members of the Board of Directors of the Issuer; and (iii) the partial amendment to the articles of incorporation of the Issuer.

5. Summary of Other Relevant Information submitted to the Colombian Securities Commission (from June 7 through July 21, 2005).

6. Letter from Duff and Phelps de Colombia, S.A. to the Colombian Securities Commission dated May 27, 2005, regarding the rating of certain bonds.

7. Letter from Duff and Phelps de Colombia, S.A. to the Colombian Securities Commission dated June 3, 2005, regarding the rating of certain bonds.

8. Document dated June 14, 2005 from the Issuer to the Colombian Securities Commission regarding the posting of bonds to guarantee the commitment to the proposal presented under the UPME 01-05 invitation for bids.

9. Request Letter dated July 27, 2005 from the Colombian Securities Commission to the Issuer regarding the disclosure of certain information appearing in the Colombian media.

Information for the Quarter ended on March 31, 2005.

10. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of January 2005, regarding placement of securities by the Issuer in the primary market.

11. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of February 2005, regarding placement of securities by the Issuer in the primary market.

12. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of March 2005, regarding placement of securities by the Issuer in the primary market.

13. Brief Statement of Interim Financial Results for three month period ended March 31, 2005, submitted to the Colombian Securities Commission, including Forms 180, 181, 182, 183, 184, 185, 186, 187 and 188.

Information for the Quarter ended on June 30, 2005.

14. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of April 2005, regarding placement of securities by the Issuer in the primary market.

15. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of May 2005, regarding placement of securities by the Issuer in the primary market.

16. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of June 2005, regarding placement of securities by the Issuer in the primary market.

17. Brief Statement of Interim Financial Results for three month period ended June 30, 2005, submitted to the Colombian Securities Commission, including Forms 180, 181, 182, 183, 184, 185, 186, 187 and 188.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to the messenger who is delivering the package.

Please do not hesitate to contact me by telephone at (212) 839-5838 or by email at jemiller@sidley.com with any further questions or comments you may have.

Sincerely yours,

Janet E. Miller

Enclosures

cc: Mr. Juan David Bastidas, ISA

cc (w/o Enclosures): Mr. Javier Genaro Gutiérrez Pemberthy, ISA
Andrew C. Quale, Jr.
Gilberto E. Sanclemente

Other Relevant Information submitted to the Colombian Securities Commission for the months of March, April, May, June and July , 2005

Date	Time	Subject	Summary	Attachment
16/05/2005	09:56:34	Pre-agreed operations	This Commission has been informed of a pre-agreement scheduled for 19/05/2005, by which agreement a beneficial owner has agreed to purchase 739 ISA shares at market price.	N/A
12/05/2005	16:23:45	Issuer's legal issues	No process of nullity and redress claims against the State (Ministry of Mines), CREG and ISA was served during April of 2005, regarding application of CREG Resolutions 077 and 111 of 2000 (Capacity Charge) and CREG Resolutions 034, 038 and 094 of 2001.	N/A
19/04/2005	07:37:04	Earnings and Losses Project approved by the Stockholders' Meeting	In line with the COL$101,796 million earnings and reserves distribution approved by the Stockholders' Meeting, today starts the year's first dividend payment in the amount of COL$26.50 per each of the 960,341,683 outstanding common shares.	N/A
11/04/2005	15:51:33	Pre-agreed operations	This Commission has been informed of a pre-agreement scheduled for 12/04/2005, by which agreement a beneficial owner has agreed to	N/A

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			purchase 4,940 ISA shares at market price.	
11/04/2005	07:43:42	Issuer's legal issues	No process of nullity and redress claims against the State (Ministry of Mines), CREG and ISA was served during March of 2005, regarding application of CREG Resolutions 077 and 111 of 2000 (Capacity Charge) and CREG Resolutions 034, 038 and 094 of 2001.	N/A
31/03/2005	10:35:18	Securities Rating	Communication 20053-4443	See attachment
29/03/2005	18:39:11	Project of Earnings and Losses approved by the Stockholders' Meeting	The Stockholders' Meeting approved proposition for $101,796 MM dividend distribution for 960,341,683 outstanding common shares payable in four equal installments of $26.5 per share in April, July and October of 2005 and January of 2006.	See attachment
29/03/2005	18:36:28	Decisions of the Stockholders' Meeting	The Stockholders' Meeting approved designation of PRICEWATERHOUSE COOPERS LTDA. as Independent Auditors, election of Board of Directors and partial amendment to the Articles of Incorporation.	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of the Summary of Other Relevant Information as of May 31, 2005.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, May 31, 2005.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

DCR

Duff and Phelps de Colombia, S.A.

Securities Rating Corporation

Calle 69 A No. 9-85

Bogotá, Colombia

www.dcrcolombia.com.co

PBX: 347 45 73

Fax: 347 45 74

Bogotá, March 18, 2005

Sticker:

Securities and Exchange Commission barcode:

158566

Registration No.	: 20053-4443	ENTITY :	084001
Date	: 22/03/2005 17:51	PROCEDURE:	330
Procedure	: 58 OTHER RELEVANT INFORMATION	ACTIVITY:	04
Activity	: 1 REQUEST/ SUBMITTAL	ATTACHMENTS:	00
Section	: 220 Attachments: 0 CB		

Mr.

CESAR PRADO VILLEGAS

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Delegate Superintendent for Issuers

SECURITIES AND EXCHANGE COMMISSION

Bogotá

Dear Mr. Prado,

We would like to inform you that in its meeting of March 18, 2005, the Board of Directors of Duff & Phelps de Colombia S. A. decided to uphold the "AAA" rating for the bond issue carried out in 1998 and 1999 by INTERCONEXION ELECTRICA S.A. – ISA S.A. E. S. P. for COL$ 130 billion and 180 billion, respectively. Such rating means issues of the highest credit quality. Risk factors are virtually nonexistent.

Additionally, such rating reflects:

In Colombia, Interconexión Eléctrica S. A. E. S. P. owns the largest participation in the National Transmission System (STN) with 69.7% of the System's total assets, measured in kilowatts. As a result of the awarding of UPME 01 and UPME 02 of 2003 projects, ISA will increase its STN share ratifying its position as owner of 100% of the 500-kV grid in Colombia. Also, its share in the STN is increased through its affiliate Transelca S. A. E. S. P., who owns 9.72% of the System, measured in kilowatts. The amount of the investment plus the difficulty of having alternate networks constitute major barriers to the entrance of prospective

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

competitors; these conditions characterize ISA's current participation in the National Transmission System as a natural monopoly.

It is important to mention that ISA's revenues from the services of energy transmission, connection, administration of the National Dispatch Center (CND), and administration of the Wholesale Energy Market (MEM) are regulated through CREG methodology, and constitute stable and predictable revenues with very limited vulnerability to macroeconomic cycles. As of December 2004, ISA's total revenues increased 8.4% with respect to 2003 to $7,120,206 million. Accordingly, EBITDA as of December 2004 increased 6% or $488,643 million.

In 2004, ISA's debt totaled COL$ 1,173,121 million, representing an 11% decrease with respect to 2003. Such a decrease was the result of both major capital amortizations exceeding new debt contracted along 2004 and peso revaluation that contracted dollar-denominated debt. Accordingly, interest paid during 2004 were lower than those paid in 2003, a fact that resulted in an increase in EBITDA/interest coverage ratio from 3.1x as of December of 2003 to 3.4x as of December of 2004.

57% of the debt is financed through domestic market bonds, 28% through multi-lateral banks, 6% through commercial banks, 2% through FEN, and the remaining 7% through Transelca S.A. Likewise, it must be pointed out that ISA currently has

hedging operations that make debt in foreign currency represent only 10% of the total debt portfolio.

Besides conducting debt-coverage operations, ISA has dedicated efforts to commodities hedging transactions so as to stabilize the cost of transmission lines contract for the UPME 01 and 02 projects of 2003. In August of 2004, through a structured swap, ISA conducted a hedging operation on the price of aluminum, setting it at US$1,605/metric ton. This operation will allow ISA to mitigate risks from aluminum price fluctuations, under the US$32-million contract for supply of conductor cable to be used in construction of the over one thousand kilometers of high-voltage transmission lines that will connect the Central part of Colombia to the Colombian Atlantic Coast.

For the 2005-2008 period, indebtedness level is foreseen to increase to $1,854,407 million, approximately, to carry out the Corporation's investment plan. Therefore, for the year 2005, and especially for 2006, an increase in interest expenditures is expected, with a subsequent slight diminution in debt-coverage indices, which, according to projections supplied by the corporation, agrees with the rating assigned, as well as with the characteristics inherent to the business. Additionally, Duff & Phelps de Colombia, upon analysis of the corporation's debt requirements, has trust on the business and the corporation's capability accessing the financial market or capital market to timely pay its financial obligations, and conduct its investment plan.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

In the last few years, ISA Business Group has stood out as one of the main promoters and developers of electric projects in the Andean Region and Central America. ISA Business Group currently manages 84% of total transmission networks in Colombia, 79% in Peru, and 53% in Bolivia. ISA is present in Peru through the concession to operate and maintain the transmission system in Peru through "REP", Red de Energia del Peru, and the start of operations of ISA-PERU; in Ecuador, through an agreement with TRANSELECTRIC for construction and commercialization of an interconnection with Ecuador; and in Bolivia, through creation of ISA Bolivia, for construction and operation of transmission lines. In February of the current year, ISA was accepted as a partner of Empresa Propietaria de la Red (EPR), an electric project consisting of design and construction of approximately 1,830 kilometers of 230kV transmission lines, allowing interconnection of six Central American countries, from Guatemala to Panama.

In the area of telecommunications, ISA Business Group has an active participation through its companies FLYCOM and INTERNEXA, which deliver value added and carrier of carriers services nationally and internationally. Given the higher-risk nature of the telecommunications business than that of the power sector, Duff & Phelps de Colombia S.A. will keep detailed follow-up of these companies' financial performance.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Validity of current remuneration methodology of the National Transmission System-STN and parameters for its calculation had December of 2004 as the expiration date. Such methodology is currently in discussion stage, and it is expected to be defined along the year 2005. Accordingly, Duff & Phelps de Colombia considers that at present there are uncertainty elements in the transmission companies that do not allow inferring with reasonable certainty the evolution of STN's remuneration methodology.

Given that terrorist attacks against the STN are beyond the will of energy transporters, the latter continue to be remunerated. Nonetheless, carriers continue to assume infrastructure recovery expenditures. Duff & Phelps will closely monitor the country's public order situation.

Sincerely yours,

(signed)
CLAUCIA CALP
Senior Director

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA

STATE OF ANTIOQUIA

CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in six pages of a rating from Duff & Phelps de Colombia dated March 18, 2005.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, May 31 of 2005.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA Interconexión Eléctrica S.A. E.S.P.

REGULAR STOCKHOLDERS' MEETING

PROPOSITION 1

APPROPRIATION AND DISTRIBUTION OF YEAR 2004 EARNINGS TO ESTABLISH RESERVE REQUIRED BY FISCAL AUTHORITIES AND PAY DIVIDENDS, AND CHANGE OF DESTINATION OF RESERVES FOR DIVIDEND DISTRIBUTION

CONSIDERING THAT:

Earnings distributions must be made according to principles established in the Corporation's Articles of Incorporation and the Code of Commerce,

IT IS PROPOSED:

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

1. **TO APPROPRIATE AND DISTRIBUTE EARNINGS OF 2004 FISCAL YEAR TO ESTABLISH RESERVE REQUIRED BY FISCAL REGULATIONS AND TO DECLARE DIVIDENDS.**

From $140,015 million total net income of the year 2004, to establish reserve required by fiscal authorities in the amount of $86,673 million, as provided in Article 130 of Tax Law, and to distribute as dividend 100% of distributable income totaling $53,342 million

	Millions of pesos
Net income	140,015
Reserve required by fiscal authorities (Tax Law Article 130)	86,673
Income to be distributed as dividend	53,342

2. **CHANGE DESTINATION OF RESERVES TO BE DISTRIBUTED AS DIVIDEND**

2.1 To change destination of $48,453 million, recorded in the Financial Statements as of December 31, 2004 in the "Reserve for Protection of

Equity" account, to establish an occasional reserve called "Reserve for Payment of Dividends".

Once the above reserve has been established, it is proposed to distribute as dividend $48,453 million of the "Reserve for Payment of Dividends".

2.2 To change destination of $874,775 ($0.87 million), recorded on the Financial Statements as of December 31, 2004 in the "Dividend Payable" account, to establish an occasional reserve called "Reserve for Payment of Dividends". This amount corresponds to unpaid dividends on shares of the program "ISA Shares for All" that were withdrawn because of payment default.

Once the above reserve has been established, it is proposed to distribute as dividend $874,775 million of the "Reserve for Payment of Dividends".

	Millions of pesos
Reserve for Protection of Equity	48,453.00

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Reserve for Payment of Dividends	0.87
Total Reserves to be Distributed	48,453.87

3. Distribute income and reserves in the amount of $101,796 million to pay dividend of $106 per share over 960,341,683 outstanding common shares. Payment will be made in four quarterly installments of $26.5 per share on April 19, July 19 and October 19, 2005, and January 19, 2006.

Medellín, March 2005

THE PROPOSITION WAS APPROVED IN THE SAME TERMS AS PRESENTED

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in four pages of Proposition 1 approved at the Stockholders' Meeting of Interconexion Electrica S. A. E. S. P.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, May 31, 2005.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA Interconexión Eléctrica S.A. E.S.P.

REGULAR SHAREHOLDERS' MEETING

PROPOSITION 2

APPOINTMENT OF INDEPENDENT AUDITOR

THE AUDITING COMMITTEE OF

INTERCONEXION ELECTRICA S. A. E.S.P. - ISA-

CONSIDERING THAT:

1. In order to comply with current regulations the Company requires Independent Auditing services.

2. As provided under Article 26, Number 9 of the Articles of Incorporation of Interconexion Electrica S.A. E.S.P. – ISA, the Shareholders' Meeting is empowered to appoint Independent Auditors.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

3. As provided by ISA's Code of Good Governance in Title IV, Chapter II, Number 1.1, the Company through the Auditing Committee, and considering the requirements established for the position, evaluates candidates and presents a proposal to the Meeting establishing an eligibility order, all in accordance with contracting regulations.

4. Upon requirement of multilateral banking institutions, during the term of loan agreements, an independent accounting firm acceptable to the bank shall approve financial statements.

5. In its search for synergies and resource rationalization, since the first loans from multilateral banking institutions, the Company has hired one single firm as both its independent auditor and its external auditor.

6. The World Bank in its "Accounting, Financial Statements and Auditing" handbook (number 5.23) endorses the hiring of independent auditors that comply with criteria required by international auditing standards, and when possible, auditors that are members of professional bodies associated to IFA (International Federation of Accountants).

7. Accordingly, ISA asked quotes for Independent Auditing services from DELOITTE & TOUCHE LTDA., PRICEWATERHOUSE COOPERS LTDA.,

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

AMÉZQUITA & CIA. S. A., PÁEZ Y ASOCIADOS CIA. LTDA., and ERNST & YOUNG AUDIT LTDA.

8. ERNST & YOUNG AUDIT LTDA. did not present a proposal.

9. All proposals submitted are legally viable.

10. According to the technical and economic evaluation, the proposal presented by PRICEWATERHOUSE COOPERS LTDA. is the best option.

11. PRICEWATERHOUSE COOPERS LTDA. submitted an economic offer for the April 1, 2005 – March 31, 2006 period of THREE HUNDRED FIFTEEN MILLION PESOS ($315,000,000) plus the corresponding sales tax VAT.

IT IS PROPOSED:

1. To appoint PRICEWATERHOUSE COOPERS LTDA. as Independent Auditor of INTERCONEXIÓN ELÉCTRICA S. A. E.S.P. for the April 1, 2005 – March 31, 2006 period.

2. To set the amount of THREE HUNDRED FIFTEEN MILLION PESOS ($315,000,000) plus the corresponding VAT as the Independent Auditor's professional fees.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

THE PROPOSITION WAS APPROVED IN THE SAME TERMS AS PRESENTED

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

REGULAR SHAREHOLDERS' MEETING

PROPOSITION 3

ELECTION OF THE BOARD OF DIRECTORS

The following list is presented to the consideration of the Shareholders' Meeting to be elected as members of the Board of Directors of Interconexión Eléctrica S.A. E.S.P.:

	PRINCIPAL MEMBERS	SUPLENTE
1	**MINISTRY OF MINES AND ENERGY MINISTER**	**MINISTRY OF MINES AND ENERGY VICE-MINISTER**
2	**MINISTRY OF FINANCE AND PUBLIC CREDIT VICE-MINISTER GENERAL**	**MINISTRY OF FINANCE AND PUBLIC CREDIT ASSISTANT LAWYER TO THE MINISTER**
3	**ISAAC YANOVICH FARBAIARZ**	**LUIS FERNANDO URIBE RESTREPO**
4	**EMPRESAS PUBLICAS DE MEDELLIN E.S.P. ENERGY GENERATION MANAGER** *(Or the position that along the restructuring process is subsequently created to replace it)*	**EMPRESAS PUBLICAS DE MEDELLIN E.S.P. ENERGY DISTRIBUTION MANAGER** *(Or the position that along the restructuring process is subsequently created to replace it)*
5	**LUIS FERNANDO ALARCON MANTILLA**	**JORGE HERNAN CARDENAS SANTAMARIA**
6	**HERNAN MARTINEZ TORRES**	**MARIA ISABEL PATIÑO**
7	**ORLANDO CABRALES MARTINEZ**	**ANDRES MEJIA CARDONA**

As provided by the Regular Shareholders' Meeting of March 18, 2002, members are remunerated per every session of the Board and the Committee attended.

THE PROPOSITION WAS APPROVED IN THE SAME TERMS AS PRESENTED.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

REGULAR STOCKHOLDERS' MEETING

PROPOSITION 4

PARTIAL AMENDMENT TO THE ARTICLES OF INCORPORATION

PURPOSE

To present a proposal to amend the following sections of ISA's Articles of Incorporation:

- Chapter II: Corporate purpose and general provisions: Article Five: Corporate Purpose.

- Chapter XI: Final provisions: Article Fifty-Eight: Prohibitions.

RATIONALE

The reasons for the amendments to be proposed are:

- ISA Economic Group is constantly evaluating its capacities, opportunities and synergies in order to expand its business lines, to access new activities that permit income diversification, and to grow profitably in the domestic and international markets in benefit of its shareholders and the country in general.

- The above requires putting at the disposal of the company, instruments that enable it to develop new businesses and carry out its growth strategy while maintaining the activities that the Law has assigned to it.

- The Company must have the legal capacity to carry out such businesses, legal capacity that arises from the corporate purpose established in its Articles of Incorporation. Accordingly, it is necessary to amend the corporate purpose so as to allow the corporation to duly conduct such activities. (Article Five)

- On the other hand, to accomplish the above-mentioned purposes, it is necessary to expand the possibility provided for in the Articles of Incorporation of becoming guarantor of its subordinate companies' liabilities, prior authorization of the Board of Directors, in order to guarantee corporations or associations (consortiums or temporary associations) where ISA has a stake, limited to its participation therein. (Article Fifty Eight).

- Accordingly, we hereby present to the Honorable Stockholders' Meeting a proposition to partially reform the Articles of Incorporation, by adding a new subsection to Article Five – Corporate Purpose, to conduct, for third parties, any other activity related to the provision of the electric energy service, abiding by current regulations, and amending letter a) of first subsection of Article Fifty-Eight: Prohibitions, to authorize the company to become, prior approval of the Board of Directors, guarantor of liabilities of corporations or associations where ISA has a stake, limited up to the percentage of its participation therein, for obligations incurred by them with financial and insurance institutions legally established.

Based on the above considerations, the proposed amendment to the Articles of Incorporation is as follows:

CURRENT	**PROPOSED AMENDMENTS**
CHAPTER II: CORPORATE PURPOSE AND GENERAL PROVISIONS	
ARTICLE FIVE: CORPORATE PURPOSE: ISA's purpose is: **1)** The operation and maintenance of its own transmission network. **2)** The expansion of the national interconnection network. **3)** The operation planning and coordination for the resources of the National Interconnected System. **4)** The administration of the Commercial Settlement System and the trading of energy in the Wholesale Energy Market. **5)** The development of telecommunication systems, activities and services. **6)** The direct or indirect participation in activities and services related to the transport of other energy sources, except where	**ARTICLE FIVE: CORPORATE PURPOSE:** ISA's purpose is: **1)** The operation and maintenance of its own transmission network. **2)** The expansion of the national interconnection network. **3)** The operation planning and coordination for the resources of the National Interconnected System. **4)** The administration of the Commercial Settlement System and the trading of energy in the Wholesale Energy Market. **5)** The development of telecommunication systems, activities and services. **6)** The direct or indirect participation in activities and services related to the transport of other energy sources, except where

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

CURRENT	**PROPOSED AMENDMENTS**
restricted by Law. **7)** The provision of technical services in activities related to its corporate purpose as well as professional services required by the Group's companies. **PARAGRAPH ONE:** In compliance with its corporate purpose, ISA may carry out its activities in the national territory and abroad, including international interconnections. **PARAGRAPH TWO:** Through its statutory body, the corporation may: 1) Enter into any kind of agreements, covenants, contracts and legal business related to the development of its corporate purpose, and particularly to create one-person companies or any type of association or cooperation venture with individuals or legal persons to undertake activities related to the corporate purpose, as well as related or ancillary activities. **2)** Participate as partner, member or shareholder in enterprises engaged in	restricted by Law. **7)** The provision of technical services in activities related to its corporate purpose as well as professional services required by the Group's companies. *8) To conduct, for third parties, any other activity related to the provision of the electric energy service, abiding by current regulations* **PARAGRAPH ONE:** In compliance with its corporate purpose, ISA may carry out its activities in the national territory and abroad, including international interconnections. **PARAGRAPH TWO:** Through its statutory body, the corporation may: **1)** Enter into any kind of agreements, covenants, contracts and legal business related to the development of its corporate purpose, and particularly to create one-person companies or any type of association or cooperation venture with individuals or legal persons to undertake

CURRENT	**PROPOSED AMENDMENTS**
activities directed to provide services or goods essential to the fulfillment of the corporate purpose, or in any legal entity engaged in useful activities for the execution of the corporation's corporate purpose. **3)** Promote scientific and technologic activities associated with its corporate purpose, and carry out its exploitation, and technical and economic application. **4)** Carry out all legal businesses required for an adequate exploitation of the corporation's infrastructure, through the establishment of other services for its own use and for the benefit of third parties. In order to market these services the corporation must comply with the regulations provided to this effect by the competent authority. In these cases, the corporation may establish any legal entities required for this purpose or associate with any other natural or legal	activities related to the corporate purpose, as well as related or ancillary activities. **2)** Participate as partner, member or shareholder in enterprises engaged in activities directed to provide services or goods essential to the fulfillment of the corporate purpose, or in any legal entity engaged in useful activities for the execution of the corporation's corporate purpose. **3)** Promote scientific and technologic activities associated with its corporate purpose, and carry out its exploitation, and technical and economic application. **4)** Carry out all legal businesses required for an adequate exploitation of the corporation's infrastructure, through the establishment of other services for its own use and for the benefit of third parties. In order to market these services the corporation must comply with the regulations provided to this effect

CURRENT	PROPOSED AMENDMENTS
person. **5)** Take part in the social development of the influence areas of its projects through environmental and community-purpose action plans. **PARAGRAPH THREE:** The Corporation, through its corporate bodies and, subject to the commercial, civil and labor legislation, may perform any kind of legal acts and business, dispose of the assets which make up its equity, and acquire any type of property and liabilities whatsoever.	by the competent authority. In these cases, the corporation may establish any legal entities required for this purpose or associate with any other natural or legal person. **5)** Take part in the social development of the influence areas of its projects through environmental and community-purpose action plans. **PARAGRAPH THREE:** The Corporation, through its corporate bodies and, subject to the commercial, civil and labor legislation, may perform any kind of legal acts and business, dispose of the assets which make up its equity, and acquire any type of property and liabilities whatsoever.
CHAPTER XI: FINAL PROVISIONS	
ARTICLE FIFTY-EIGHT: PROHIBITIONS: Without limitation upon the provisions of the Law and these Articles of Incorporation, the Corporation may not: **1)** Become	**ARTICLE FIFTY-EIGHT: PROHIBITIONS:** Without limitation upon the provisions of the Law and these Articles of Incorporation, the Corporation may not: **1)** Become

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

CURRENT	PROPOSED AMENDMENTS
guarantor of third party's liabilities, except: **a)** those guaranteeing its affiliate or subsidiary companies, limited up to the percentage of its capital participation, for liabilities incurred by them with financial institutions legally established and under the inspection of competent authorities in Colombia or abroad, prior authorization from the Board of Directors; and **b)** Of such liabilities that support Specific Purpose Companies where ISA has a stake, limited up to the percentage of such capital participation, and with respect to liabilities incurred by them with suppliers of goods and services during the construction stage of the projects awarded to ISA and that ISA has decided to execute through such type of companies. **2)** Refuse to record on the Register of Liens of Shares, shares traded in accordance with applicable regulations.	guarantor of third party's liabilities, except: **a)** those guaranteeing ***corporations or associations where ISA has a stake***, limited up to the percentage of its participation *therein*, for liabilities incurred by them with financial ***and insurance*** institutions legally established and under the inspection of competent authorities in Colombia or abroad, prior authorization from the Board of Directors; and **b)** Of such liabilities that support Specific Purpose Companies where ISA has a stake, limited up to the percentage of such capital participation, and with respect to liabilities incurred by them with suppliers of goods and services during the construction stage of the projects awarded to ISA and that ISA has decided to execute through such type of companies. **2)** Refuse to record on the Register of Liens of Shares, shares traded

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

CURRENT	PROPOSED AMENDMENTS
	in accordance with applicable regulations.

It is also requested to the Stockholders' Meeting that once the proposed amendment is approved, the General Manager be authorized to integrate into one single Public Deed, ISA's Articles of Incorporation, including the modification herein contained.

REGARDING THIS PROPOSED PARTIAL AMENDMENT TO THE ARTICLES OF INCORPORATION, THE MEETING APPROVES TO EXPAND SUBSECTION EIGHT OF ARTICLE FIVE – CORPORATE PURPOSE – TO INCLUDE THE PROVISION OF SERVICES THEREIN REFERRED FOR TELECOMMUNICATIONS SERVICES AS WELL.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in fourteen pages of Propositions 2, 3 and 4 approved at the Stockholders' Meeting of Interconexion Electrica S. A. E. S. P.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, May 31, 2005.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Entity: INTERCONEXION ELECTRICA S.A. E.S.P.

Date	Time	Subject	Summary	Attachment
21/07/2005	17:09:08	Notices published by the corporation	Regarding publication in today's *La Republica*, in March 29, 2004, ISA disclosed additional information regarding approval by the Stockholders' Meeting of establishment of new company. According to studies being conducted, start of operations is foreseen by October of 2005.	N/A
21/07/2005	15:59:42	News appearing in the media regarding communication of Securities Issuers	Request No. 20057-1417	See attachment
19/07/2005	08:13:52	Earnings and Losses Project approved by the Stockholders' Meeting	In line with the COL$101,796 million earnings and reserves distribution	N/A

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			approved by the Stockholders' Meeting, today starts the year's second dividend payment in the amount of COL$26.50 per each of the 960,341,683 outstanding common shares.	
15/07/2005	18:05:01	Pre-agreed operations	This Commission has been informed of a pre-agreement scheduled for 25/07/2005, by which agreement a beneficial owner has agreed to purchase 4,451 ISA shares at market price.	N/A
11/07/2005	17:29:29	Pre-agreed operations	This Commission has been informed of a pre-agreement scheduled for 18/07/2005, by which agreement a	N/A

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			beneficial owner has agreed to purchase 3,538 ISA shares at market price.	
08/07/2005	09:32:13	Issuer's legal issues	No process of nullity and redress claims against the State (Ministry of Mines), CREG and ISA was served during June of 2005, regarding application of CREG Resolutions 077 and 111 of 2000 (Capacity Charge) and CREG Resolutions 034, 038 and 094 of 2001.	N/A
22/06/2005	17:08:07	Securities Rating	Communication 20056-256	<u>See attachment</u>
14/06/2005	16:28:29	Posting of bonds and guarantees in favor of third parties	Commitment guarantee established as requirement to take part in the UPME 01-05 Call for Bids	<u>See attachment</u>

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

09/06/2005	16:56:01	Securities Rating	Communication 20055-1374	See attachment
07/06/2005	08:23:48	Issuer's legal issues	No process of nullity and redress claims against the State (Ministry of Mines), CREG and ISA was served during May of 2005, regarding application of CREG Resolutions 077 and 111 of 2000 (Capacity Charge) and CREG Resolutions 034, 038 and 094 of 2001.	N/A

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in four pages of the Summary of Other Relevant Information as of June 28, 2005.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, June 28, 2005.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

DCR
Duff and Phelps de Colombia, S.A.
Securities Rating Corporation

Calle 69 A No. 9-85
Bogota, Colombia
www.dcrcolombia.com.co
PBX: 347 45 73
Fax: 347 45 74

Bogota, May 27, 2005

Sticker:
Securities and Exchange Commission barcode:
162791

Registration No.: 20055-1374
Date : 27/05/2005 16:48
Procedure : 58 OTHER RELEVANT INFORMATION
Activity : 1 REQUEST/ SUBMITTAL
Section : 220 Attachments: 1 SA

ENTITY: 084001
PROCEDURE: 330
ACTIVITY: 04
ATTACHMENTS: 01

Mr.

CESAR PRADO VILLEGAS

Delegate Superintendent for Issuers

SECURITIES AND EXCHANGE COMMISSION

Bogota

Dear Mr. Prado,

We hereby present the report corresponding to the rating of the bonds issued by Interconexion Electrica ISA S.A.

Cordially yours,

(signed)

MILENA CARRIZOSA LORA

Assistant Director

Attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

DCR

Duff and Phelps de Colombia, S.A.

Securities Rating Corporation

Colombia

Corporations

(Power Sector)/(Colombia)

INTERCONEXION ELECTRICA S. A. E. S. P. (ISA S.A.)

Ratings

Instrument Type	Current Rating	Former Rating	Date of Change
1998 Bonds	AAA	AAA	18/03/05
1999 Bonds	AAA	AAA	18/03/05
2001 Bonds	AAA	AAA	04/06/04
04-Bonds Program	AAA	AAA	04/01/05

Analysts

Glaucia Calp

+1 317 6405

Calp@dcrcolombia.com.co

Milena Carrizosa

Carrizosa@dcrcolombia.com.co

+1 347 4573

Profile

Interconexion Electrica S. A. – ISA is a mixed-ownership public utilities company whose core business is the high-voltage transport of energy in Colombia. Additionally, it is in charge of the operation of the National Interconnected System (SIN), administers the Wholesale Energy Market (MEM), and provides value-added information and telecommunication services. ISA is the parent company of an Economic Group in Colombia that carries out activities in both the power and the telecommunications sectors. In the power sector its affiliates are Transelca, ISA Peru S.A., Red de Energia del Peru and ISA Bolivia, while Internexa and Flycom are its telecommunications sector affiliates.

Strengths and Opportunities

- The company's competitive position nationwide and the fact of being a natural monopoly.
- The internationalization strategies of the Economic Group.
- Its corporate governance's high standards.

Drawbacks and Threats

- The inherent risks of the elecommunications sector because of the high investments and constant technology updates required.
- The regulatory risk.
- The public order situation.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Rationale

In Colombia, Interconexion Electrica S.A. E.S.P. owns the largest participation in the National Transmission System (STN) with 69.4% of the System's total assets, measured on the basis of their as-new replacement value. As a result of the awarding of UPME 01 and UPME 02 of 2003 projects, ISA will increase its STN share ratifying its position as owner of 100% of the 500-kV grid in Colombia. Also, its share in the STN is increased through its affiliate Transelca S. A. E. S. P., who owns 9.77% of the System measured on the basis of the as-new replacement value of the STN and calculated at unit costs as set forth by CREG Resolution 026 of 1999. The amount of the investment plus the difficulty of laying alternate networks constitute major barriers to the entrance of prospective competitors; these conditions characterize ISA's current participation in the National Transmission System as a natural monopoly.

It is important to mention that ISA's revenues from the services of energy transmission, connection, administration of the National Dispatch Center (CND), and administration of the Wholesale Energy Market (MEM) are regulated through CREG methodology, and constitute stable and predictable revenues with very limited vulnerability to macroeconomic cycles. As of December 2004, ISA's total revenues increased 8.4% with respect to 2003 to $7,120,206 million. Accordingly, EBITDA as of December 2004 increased 6% or $488,643 million. The establishment as ISA's affiliate of CND and MEM in charge of operation and

administration of the energy market is foreseen for the second half of 2005. It is necessary to point out that since the remuneration scheme for such activity recognizes AOM expenses and investment as revenues, the split shall not affect ISA's financial structure.

Accordingly, interest paid during 2004 were lower than those paid in 2003, a fact that resulted in an increase in EBITDA/interest coverage ratio from 3.1x as of December of 2003 to 3.4x as of December of 2004. 57% of debt is financed with domestic bonds, 28% with multilateral banking, 6% with commercial banks, 2% with FEN, and the remaining 7% with Transelca S.A. Likewise, it is necessary to mention that currently, ISA has hedging operations that result in foreign-denominated debt being only 10% of total debt portfolio.

Besides conducting debt-coverage operations, ISA has dedicated efforts to commodities hedging transactions so as to stabilize the costs of the contract for transmission lines for the UPME 01 and 02 projects of 2003. In August of 2004, through a structured swap, ISA conducted a hedging operation on the price of aluminum, setting it at US$1,605/metric ton for the period September of 2005 – June of 2005. This operation will allow ISA to mitigate risks from aluminum price fluctuations, under the US$32-million contract for procurement of conductor cable to be used in construction of more than one thousand kilometers of high-voltage transmission lines that will connect the Central part of Colombia to the Colombian Atlantic Coast.

For the 2005-2008 period, indebtedness level is foreseen to increase to $1,854,407 million, approximately, to carry out the Corporation's investment plan. Therefore, for the year 2005, and especially for 2006, an increase in interest expenditures is expected, with a subsequent slight diminution in debt-coverage indices, which, according to projections supplied by the corporation, agrees with the rating assigned, as well as with the characteristics inherent to the business. Additionally, Duff & Phelps de Colombia, upon analysis of the corporation's debt requirements, has trust on the business and the corporation's capability to access the financial market or capital market to timely pay its financial obligations, and conduct its investment plan.

In the last few years, ISA Economic Group has stood out as one of the main promoters and developers of electric projects in the Andean Region and Central America. ISA Economic Group currently manages 84% of total transmission networks in Colombia, 79% in Peru, and 53% in Bolivia. ISA is present in Peru through the concession to operate and maintain the transmission system in Peru through "REP", Red de Energia del Peru, and the start of operations of ISA-PERU; in Ecuador, through an agreement with TRANSELECTRIC for construction and commercialization of an interconnection with Ecuador; and in Bolivia, through creation of ISA Bolivia, for construction and operation of transmission lines. In February of the current year, ISA was accepted as a partner of Empresa Propietaria de la Red (EPR), an electric project consisting of design and

construction of approximately 1,830 kilometers of 230kV transmission lines, allowing interconnection of six Central American countries, from Guatemala to Panama.

In the area of telecommunications, ISA Business Group has an active participation through its companies FLYCOM and INTERNEXA, which deliver value added and carrier-of-carriers services nationally and internationally. Given that the risk the telecommunications business is higher than that of the power sector, Duff & Phelps de Colombia S.A. will keep detailed follow-up of these companies' financial performance.

Current methodology for remuneration of the National Transmission System (STN) and parameters used for its calculation were in force until December of 2005. CREG Resolution 007 of 2005 issued on February 24, 2005, sets forth for electricity providers, users, and other interested parties, the bases of a study to be conducted to determine formulae for calculation of the remuneration of the electric power transmission activity during the upcoming tariff period. Accordingly, a Resolution with definite tariffs for transmission revenues will be ready for 2006, reason why, Duff & Phelps de Colombia considers that at present there are uncertainty elements in the transmission companies that do not allow to infer with reasonable certainty the evolution of STN's remuneration.

Given that terrorist attacks against the STN are beyond the will of energy transporters, the latter continue to be remunerated. Nonetheless, transporters assume the costs of infrastructure recovery, and Duff & Phelps de Colombia will closely monitor the country's ongoing public order situation.

Recent Events

During 2004, ISA's shareholding structure changed as a result of both the sale to foreign investors of EPSA's participation and the registration of its Level 1 ADR with the United States Securities and Exchange Commission (SEC). Such registration allows 28.05% of outstanding shares to be traded by foreign and domestic investors.

ISA'S SHAREHOLDING

EPM	10.68%
EEB	1.83%
CHEC	0.15%
Individuals	15.54%
Institutions	8.28%
Legal Persons	1.89%
Foreign Investment Funds	1.89%
ISA ADR Program	0.45%

Current shareholding structure is expected to undergo further changes during 2005 given the decision of the State to sell 19% of its participation.

During 2004, ISA complied with the indicators required for providing energy transport services. The system's availability stood at 99.934% while unattended demand represented 0.17% of SIN's total demand.

To continue the integration process between Colombia and Ecuador, at the beginning of the second semester of 2004, ISA subscribed an agreement with Corporacion Centro Nacional de Control de Energia del Ecuador (CENACE) to control Ecuador's largest generation plant. This will eventually allow ISA to operate directly from its National Dispatch Center (CND) the HidroPaute plant in Ecuador.

ISA's internationalization strategies aimed toward Central American countries became a reality in February of 2005 when it was accepted as a partner of Central America's Empresa Propietaria de la Red (EPR), a company that congregates the participants in the SIEPAC project. This electricity project encompasses the design and construction of approximately 1,830 kilometers of 230-kV transmission lines and will allow interconnection of six Central American countries from Guatemala to Panama.

Design and execution stages of projects UPME 01 and UPME 02 of 2003 are advancing as scheduled by their timetables and budgets. Contracts for procurement of goods and services were subscribed for the amounts presented in the bids. Currently, they are in the last stage of finding financing with Agencia de

Credito a la Exportacion and Multilateral Banking, and obtaining Government approval for the loans.

For the construction of the substations for both projects, ISA subscribed a contract with Consorcio SIEMENS S.A. de Colombia – SIEMENS Ltda. de Brasil. The procurement of the conductor cable for the transmission lines will be carried out under contract with Union Temporal Centelsa-Procables; the structure was contracted with Union Temporal APS; insulators and metal hardware, with Sicamex; anti-vibration system with DAMP S.R.L.; construction and assembly, with Electricas de Medellin LTDA, Union Temporal Areva-Sadeven, Union Temporal Proansa – Union Electrica S.A. and Union Temporal Interconexion Colombia; and the guard cable with Emcocables.

In order to stabilize the costs of the contract for transmission lines for the UPME 01 and 02 projects of 2003, in August of 2004, through a structured swap, ISA conducted a hedging operation on the price of aluminum, setting it at US$1,605/metric ton. This operation will allow ISA to mitigate risks from aluminum price fluctuations, for the US$32-million contract for procurement of conductor cable to be used in construction of more than one thousand kilometers of high-voltage transmission lines that will connect the Central part of Colombia to the Colombian Atlantic Coast.

ISA is the parent company of ISA Economic Group constituted by affiliates Transelca, ISA Peru S.A., Red de Energia del Peru and ISA Bolivia in the power sector, and Internexa and Flycom in the telecommunications sector. Main developments of each of these companies are described below.

Transelca S.A.:

Transelca is engaged in activities related to power transport and operation of the electricity system in the Colombian Caribbean Coastal area and is the second largest transmission company in Colombia with 9.77% of the National Transmission System.

In October of 2004, Transelca issued bonds worth $100,000 million, all of which were placed at 7-and-12-year terms. Proceeds of the issue were applied to investments in Colombia and Bolivia, new businesses, and substitution of financial liabilities. Duff & Phelps de Colombia rated AAA the bond issue. As of December of 2004, Transelca posted operating income and net income at $52,708 million and $9,563 million, respectively. Operating income increased significantly, while net income saw a decrease resulting from the effect of the peso revaluation on investments and debt cost.

ISA Peru:

ISA PERÚ S.A. is a specific-purpose corporation established for the construction and 30-year operation of the 242km 220-kV Oroya-Carhuamayo-Paragsha-Vizcarra line and the 131km 138-kV Aguaytía-Pucallpa line in Peru. The two projects were commissioned on August 9 and September 22, 2002, respectively; their aggregated yearly guaranteed revenues total US$9.5 million.

As of December of 2004, operating income totaled US$15,464 million and net income US$3,688.

During 1994, the company met all the financial liabilities and coverage indicators agreed with creditor banks. Accordingly, as of December of 2004, banks authorized distribution of dividends on earnings from 2003 and earnings accrued up to September of 2004 totaling US$1,142,282, which were paid in December of 2004.

Red de Energia del Peru – REP:

Red de Energia del Peru (REP) is a company engaged in operation and maintenance of electric infrastructure of Peruvian transmission systems along a 30-year term. The transmission assets administered by REP include 5,493 km of transmission lines and 41 substations with 1,752MVA total transformation capacity. The company started operations in September of 2002 and has yearly guaranteed revenues of about US$59 million.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

As part of the Group's internationalization project, in September of 2002, REP signed an agreement with Ecuadorian TRANSELECTRIC S.A. for the design, procurement, construction and operation of the electric interconnection between Peru and Ecuador. Finally, in September of 2004, the construction of the 230kV Zarumilla-Zorritos line, Peruvian tranche of the electric interconnection with Ecuador, was concluded.

In order to optimize its financing structure REP conducted a US$100 million bond issue in the Peruvian capital market, which was placed in 2003 (US$50 million) and 2004 (US$50 million). The issue has been rated AAA by Apoyo & Asociados Internacionales S.A.C. (Fitch Ratings' associate) and Equilibrium Clasificadora de Riesgos S.A.

As of December of 2004, REP recorded operating income of $79,295 million and net income of $10,871 million.

ISA Bolivia:

ISA Bolivia is a company established to carry out the construction and 30-year operation of the Santivañez-Sucre, Sucre-Punutuma, and Carrasco-Urubo 230-kV transmission lines (248km, 176km and 164km, respectively) and five substations.

As provided by the license agreement, construction must be completed by August of 2005.

In October of 2004, Corporacion Andina de Fomento (CAF) and the International Development Bank (IDB) approved a loan for US$23 million and US$31 million each, with 14-year term and 16-month grace period.

ISA Bolivia has received several bridging loans from its shareholders that will be repaid with funds from the CAF-IDB loan in 2005.

Internexa:

The corporate purpose of Internexa is the administration, commercialization and provision of telecommunications services, particularly national and international voice-and-data carrier services. Internexa specializes in transporting signals of leading telecommunications companies that provide long-distance, value-added, Internet, mobile communications and cable-television services, among others.

As of December of 2004, Internexa's operating income totaled $5,282 million while net income equaled $1,897 million.

Flycom:

Flycom is engaged in providing value-added and IP-based services nationwide using LMDS technology for broadband access. Since the company started activities in 2002, in December of 2004 it recorded $13,055 million loss; however, it is expected to reach its financial break-even point and record positive net income in 2006-2007.

Competitive Position

Of the 12,289km total grid of the National Transmission System, Interconexión Eléctrica S. A. owns the largest participation – 8,756km equivalent to 69.4% of STN's total, measured with respect to the as-new replacement value. Additionally, ISA, through its affiliate Transelca, owns additional 1,535km or 9.77% of the National Transmission System's total.

Currently, ISA Group is one of the main players in the Latin American power and telecommunications sectors, especially in the Andean Region where it operates 48% of transmission grid at 200kV and above. In Colombia, the Group owns 84% of such transmission lines, in Peru 79% and in Bolivia 53%.

As to the telecommunications sector, ISA has in Colombia a 48% participation in the non self-served carrier service (E1s) market, while internationally its share is 27%.

Strategy

ISA's strategies are based on three types of business opportunities. The first one is investment in assets, and is aimed to international acquisitions, concessions and interconnections. The second type of opportunity is market promotion that makes viable the development of market integration projects. The third type is the provision of ancillary services of transport and administration and operation of markets.

In the intermediate and long term, ISA Economic Group expects to conclude its internationalization process in markets such as the Andean Community of Nations (CAN), the Central American Integration System (SICA), and the Southern Common Market (MERCOSUR).

Currently, ISA has been assigned one national and three international projects, which are expected to be completed between 2005 and 2008.

Internationally, ISA is taking part in projects to reinforce grid interconnections between Colombia and Ecuador, and between Ecuador and Peru. Also, after its entrance to Empresa Propietaria de la Red (EPR), ISA will be part of the companies working in the SIEPAC project for the interconnection of more than six Central American countries, from Guatemala to Panama.

In Colombia, ISA is executing the UPME 01 and UPME 02 projects, which will be completed by the second semester of 2007.

Over the past year, ISA has made important advances in the establishment of its new affiliate – National Dispatch Center-Wholesale Energy Market (CND-MEM). Operations of the new company will start by mid 2005. It is necessary to point out that since the remuneration scheme for such activity recognizes AOM expenses and investment as revenues, the split shall not affect ISA's financial structure.

Financial Profile

ISA's operating income as of December of 2004 totaled $712,206 million – an increase of 8% versus December of 2003. Revenues from transmission and connection services grew by 7% and 9%, respectively, while revenues from ancillary activities increased 19%; this item includes revenues from FAER collected along the year.

Between 2003 and 2004, EBITDA margin slightly dropped as a result of increased insurance and tax expenditures. Nonetheless, EBITDA increased 6% with respect to the previous year, which together with smaller interest expenses arising from decreased debt, resulted in a larger EBITDA/interest ratio from 3.1x to 3.4x.

Benefiting from the company's positive financial performance during 2004, net income grew 72% to $140,015 million. Also a part of the good results are the lower expenses related to collapsed towers given the smaller number of terrorist attacks.

As of December of 2004, debt totaled COL$1,173,121 million, representing an 11% decrease with respect to 2003, the result of both major capital amortizations and the peso revaluation that contracted the dollar-denominated debt.

57% of debt is financed with domestic bonds, 28% with multilateral banking, 6% with commercial banks, 2% with FEN, and the remaining 7% with Transelca S.A. Likewise, it is necessary to mention that currently, ISA has hedging operations that result in foreign-denominated debt being only 10% of total debt portfolio.

Issues of bonds conducted by ISA in 1998, 1999, 2001 and 2004 total $724,602 million.

Status of Bonds

Issue	Interest Rate	Amount	Maturity Date
First -1998	DTF+ 3.40%	35,000	2006
Second-1999	DTF+ 2.40%	72,250	2006
Second-1999	IPC+ 10%	33,499	2006
Second-1999	DTF+ 2.50%	59,700	2009
Second-1999	IPC+ 10%	35,289	2009
Third - 2001	IPC+ 8.10%	130,000	2011
Fourth - 2004	IPC+ 7.0%	100,000	2011
Fourth - 2004	IPC+ 7.3%	150,000	2016
Fourth - 2004	IPC+ 7.19%	108,865	2019
	TOTAL	724,802	

Source: ISA S,A. ESP

A rating by Duff & Phelps de Colombia S.A. is an opinion and does not pretend to be a recommendation to purchase, sell o hold an investment. The information has been obtained from sources presumed to be reliable and accurate; therefore our firm is not liable for errors, omissions or the results obtained from the use of this information.

Securities Rating Corporation

Financial Summary - INTERCONEXION ELECTRICA - ISA S.A. E.S.P.

(in millions of pesos)

	2004	2003	2002	2001	2000	1999
Financial Indicators						
EBITDA/Financial Interest (X)	3.4	3.1	3.2	2.5	2.4	2.4
(EBITDA-Inv. in Fixed Assets)/ Financial Interest (X)	NA	2.9	2.5	1.1	1.6	-0.1
Total Financial Debt/EBITDA (X)	2.4	2.9	3.8	3.8	4.4	4.7
Net Financial Debt/EBITDA (X)	2.0	2.5	3.7	3.6	4.2	4.6
Total Financial Debt/Capitalization (%)	30.6%	35.4%	50.0%	51.9%	45.6%	47.6%
Income Statement						
Net Sales	712,206	657,148	570,635	537,748	480,705	407,213
Change %	8.4%	15.2%	6.1%	11.9%	18.0%	7.5%
EBITDA	488,643	461,394	416,764	386,651	351,324	303,869
EBITDA Margin (%)	68.6%	70.2%	73.0%	71.9%	73.1%	74.6%
Depreciation and Amortization	117,842	134,947	109,672	119,562	118,105	75,961
EBIT	370,801	326,447	307,092	267,089	233,219	227,908

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Financial Interest	142,789	150,255	130,857	155,300	146,227	125,243
Financing Cost - Estimated (%)*	22.6%	10.3%	8.5%	10.2%	9.7%	9.9%
Net Income	140,015	81,453	23,919	101,109	74,197	24,933
Average Return on Equity (%)	11.3%	8.6%	2.8%	6.2%	4.3%	1.6%
Cash Flow						
Operating Cash Flow	NA	427,539	437,204	384,059	375,670	332,166
Working Capital Variation	NA	241,400	-13,230	98,168	-41,872	-19,555
Net Operative Cash Flow	NA	621,942	393,572	467,501	324,290	297,073
Capital Investments	NA	-29,557	-83,880	-222,471	-121,950	-322,449
Fixed Asset Acquisitions and Sales, Net	NA	18	-100,141	-10,511	-13,863	14,082
Other Investments, Net	NA	-20,940	-28,025	-30,316	0	0
Debt Variation, Net	NA	-402,300	-220,344	-258,763	-170,688	41,882
Capital Variation, Net	NA	17,208	113,606	81,328	19,522	0
Dividend Payment	NA	-56,304	-116,372	-13,694	0	-18,595
Other Financing, Net	NA	0	0	0	0	0
Cash and Marketable Securities Variation, Net	NA	130,067	-41,584	13,074	37,311	11,993
	NA					
Available Cash Flow	NA	522,982	188,797	107,048	41,275	-163,378
Balance Sheet						
Cash and Current Investments	196,346	156,214	45,098	86,682	73,608	36,297
Total Assets	4,453,262	4,314,981	2,957,854	2,007,032	3,701,100	3,243,551
Short-term Financial Debt	143,871	328,388	300,533	150,871	158,860	223,979
Long-term Financial Debt	1,029,251	987,682	1,287,822	1,336,997	1,402,316	1,215,892
Off-Balance Financial Liabilities	0	0	0	0	0	0
Total Financial Debt	1,173,121	1,316,070	1,588,355	1,487,868	1,561,176	1,439,871
Equity (Inc. Minority Interest)	2,655,900	2,397,107	1,589,876	1,379,102	1,864,117	1,585,266

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157

Capitalization	3,829,021	3,713,177	3,178,231	2,866,970	3,425,293	3,025,137
Liquidity						
Short-term Debt/Total Financial Debt	12.3%	25.0%	18.9%	10.1%	10.2%	15.6%
Cash and Current Investment/ Short-term Debt (X)	1.4	0.5	0.2	0.6	0.5	0.2
EBITDA/(Short-term Debt+Financial Expenses) (X)	1.7	0.96	0.97	1.3	1.2	0.9

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in 22 pages of a rating by Duff & Phelps de Colombia S.A.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, July 28, 2005.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

RECEIVED
2005 ... 14 P 5: ...

DCR

Duff and Phelps de Colombia, S.A.

Securities Rating Corporation

Calle 69 A No. 9-85

Bogota, Colombia

www.dcrcolombia.com.co

PBX: 347 45 73

Fax: 347 45 74

Bogota, June 3, 2005

Sticker:

Securities and Exchange Commission barcode:

163176

Registration No.	: 20056-256	ENTITY :	084001
Date	: 07/08/2005 16:49	PROCEDURE:	330
Procedure	: 58 OTHER RELEVANT INFORMATION	ACTIVITY:	04
Activity	: 1 REQUEST/ SUBMITTAL	ATTACHMENTS:	00
Section	: 220 Attachments: 0 SA		

Mr.

CESAR PRADO VILLEGAS

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Delegate Superintendent for Issuers

SECURITIES AND EXCHANGE COMMISSION

Bogota

Dear Mr. Prado,

We hereby inform you that in its meeting of June 3, 2005, the Board of Directors of Duff & Phelps de Colombia S.A. decided to uphold the "AAA" rating for the bond issue carried out in 2001 by INTERCONEXION ELECTRICA S.A. – ISA S.A. E.S.P. for $130 billion. Such rating means an issue of the highest credit quality. Risk factors are virtually nonexistent.

Additionally, such rating reflects:

In Colombia, Interconexion Electrica S.A. E.S.P. owns the largest participation in the National Transmission System (STN) with 69.4% of the System's total assets, measured on the basis of their as-new replacement value. As a result of the awarding of UPME 01 and UPME 02 of 2003 projects, ISA will increase its STN share ratifying its position as owner of 100% of the 500-kV grid in Colombia. Also, its share in the STN is increased through its affiliate Transelca S. A. E. S. P., who owns 9.77% of the System measured on the basis of the as-new replacement value of the STN and calculated at unit costs as set forth by CREG Resolution 026 of 1999. The amount of the investment plus the difficulty of laying alternate

networks constitute major barriers to the entrance of prospective competitors; these conditions characterize ISA's current participation in the National Transmission System as a natural monopoly.

It is important to mention that ISA's revenues from the services of energy transmission and connection, administration of the National Dispatch Center (CND), and administration of the Wholesale Energy Market (MEM), are regulated through CREG methodology, and constitute stable and predictable revenues with very limited vulnerability to macroeconomic cycles. As of March of 2005, ISA's total revenues equaled $179,957 million only 0.4% above the corresponding figure for 2003 due to a 17% fall in revenues from ancillary activities explained in turn by smaller revenues from MEM and grid usufruct. Accordingly, EBITDA, at $126,785 million was slightly below that of last year. The above notwithstanding, as of March of 2005, EBITDA/interest ratio was 3.8x or four points above that as of December of 2004.

The establishment as ISA's affiliate of CND and MEM in charge of operation and administration of the energy market is foreseen for the second half of 2005. It is necessary to point out that since the remuneration scheme for such activity recognizes AOM expenses and investment as revenues, the split shall not affect ISA's financial structure.

As of March of 2005, ISA's debt totaled $1,088,039 million, representing a 7% decrease with respect to December of 2004. Such a decrease was the result of capital amortizations and the revaluation of the peso versus the US dollar. Approximately, 57% of debt is financed with domestic bonds, 28% with multilateral banking, 6% with commercial banks, 2% with FEN, and the remaining 7% with Transelca S.A. Likewise, it is necessary to mention that currently, ISA has hedging operations that result in foreign-denominated debt being only 10% of total debt portfolio.

A rise in the indebtedness level up to about $1,854,407 million is expected for the 2005-2008 period in order to meet the demands of the company's investment plan. As a consequence of the debt increase, during 2005, and particularly, during 2006, interest expenses will grow and debt coverage indicators will slightly drop, a fact that according to the company's projections, agrees with the rating given and the characteristics of the business. Also after analyzing the company' debt requirements, Duff & Phelps de Colombia has confidence in its business and ability to access the financial and capital markets in order to timely meet its financial commitments and carry out its investment plan.

In recent years, ISA Economic Group has been a major promoter and developer of energy projects in the Andean region and Central America. Currently, ISA Economic Group administers 84% of total kilometers of Colombia's transmission grid, 79% in Peru and 53% in Bolivia. In Peru, ISA's presence is made effective

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

through the concession to operate and maintain Peru's transmission system through Red de Energia del Peru (REP) and the start of operations of ISA-PERU; in Ecuador, through an agreement with TRANSELECTRIC for construction and commercialization of the interconnection with Ecuador; and in Bolivia, through the establishment of ISA Bolivia for construction and operation of transmission networks. In February, ISA was accepted as a partner of Central America's Empresa Propietaria de la Red (EPR), an electricity project for the construction of approximately 1,830 kilometers of 230-kV transmission lines that will allow interconnection of six Central American countries from Guatemala to Panama.

ISA Group takes active participation in telecommunications through its companies FLYCOM and INTERNEXA, who provide value added and carrier-of-carrier services at national and international levels. Duff & Phelps de Colombia S. A. will closely monitor the financial performance of these two companies since telecommunications businesses have higher risks than those in the power sector.

Current methodology for remuneration of the National Transmission System (STN) and parameters used for its calculation were in force until December of 2005. CREG Resolution 007 of 2005 issued on February 24, 2005, sets forth for electricity providers, users, and other interested parties, the bases of a study to be conducted to determine formulae for calculation of the remuneration of the electric power transmission activity during the upcoming tariff period. Accordingly, a Resolution with definite tariffs for transmission revenues will be ready for 2006,

reason why, Duff & Phelps de Colombia considers that at present there are uncertainty elements in the transmission companies that do not allow to infer with reasonable certainty the evolution of STN's remuneration.

Given that terrorist attacks against the STN are beyond the will of energy transporters, the latter continue to be remunerated. Nonetheless, transporters assume the costs of infrastructure recovery, and Duff & Phelps de Colombia will closely monitor the country's ongoing public order situation.

Cordially yours,

(signed)

GLAUCIA CALP

Senior Director

****

REPUBLIC OF COLOMBIA

STATE OF ANTIOQUIA

CITY OF MEDELLIN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in six pages of a rating from Duff & Phelps de Colombia dated June 3, 2005.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellin, today, July 28 of 2005.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA Interconexión Eléctrica S.A. E.S.P.

ADDITION TO OTHER RELEVANT INFORMATION

June 14, 2005

Subject: Granting of collaterals, bonds and guarantees in favor of third parties

AFFILIATE OR PROJECT	AMOUNT	PURPOSE OF GUARANTEE	TERM
UPME 01-05 Call for Bids	COL$10,337,688,000	To guarantee commitment to the proposal presented under UPME 01-05 call for bids	From 10/06/05 to 10/10/05

The Board of Directors of ISA in meeting No. 621 of March 29, 2005 authorized management to present a proposal under UPME 01-05 call for bids, whose object is to select an investor for the design, procurement, construction, operation and maintenance of the 230-kV double-circuit Betania-Altamira-Mocoa-Pasto (Jamondino)-Frontera transmission line and associate works.

EFFECT OF COLLATERALS GRANTED ON THE FINANCIAL STATEMENTS OF THE CORPORATION

The granting of the guarantees has no effect on the structure of the company's financial statements since for due control and follow-up, and abiding by applicable accounting rules, they are recorded in Creditor Memorandum Accounts and disclosed in the Notes to the Financial Statements in the company's Annual Report presented for the consideration of stockholders.

Investing more in Life – ISA, Energy and Telecommunications

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of the Addition to Other Relevant Information as of June 14, 2005.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, July 28, 2005.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

RECEIVED

2005 JUG 24 P 3:21

REPUBLIC OF COLOMBIA

SECURITIES AND EXCHANGE COMMISSION

220/

Bogota, D.C.

Sticker:

Securities and Exchange Commission barcode:

1160130

Registration No.: 20057-1417

Date : 21/07/2005 15:20

Procedure : 58 OTHER RELEVANT INFORMATION

Activity : 5 REQUESTS

Section : 220 Attachments: 0 CB

Mr.

JAVIER GENARO GUTIERREZ PEMBERTHY

Legal Agent

INTERCONEXION ELECTRICA S. A. E. S. P. – ISA

Calle 12 Sur No. 18-168

Medellin

REF: 260 034

58

05

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Dear Sir,

The Colombian business and financial daily *La Republica* in its issue of July 21, 2005 published the following information:

> *"Interconexión Eléctrica S. A. (ISA) determined that its new company for operation and administration of the Colombian power market would start on October 1st.*
>
> *With capital close to 15 billion pesos, the company will assume the operations of the energy pool, which is in its tenth year of activities".*

Considering that the above-mentioned event would constitute other additional information since it is a fact that would have been taken into account by a prudent and diligent expert when buying, selling or holding the issuer's securities, as provided by article 1.1.3.4 of Resolution 400 of 1995, amended by Resolution 932 of 2001, issued by the General Hall, this office, requests you to determine the veracity of the event described in said publication and disclose it to the market as other additional information not later than 5:30 pm today,.

In the event there is information related to this subject matter we remind you of the duty of disclosing it to the market as provided by External Circular Letter 007 of 2001.

Also, we would like to inform you that this requirement as well as its answer will be published in the National Registry of Securities and Intermediaries as other additional information. The above, without limitation upon the application of penalties for eventual failure to comply with the provisions hereof.

Sincerely,

(signed)

CESAR PRADO VILLEGAS

Delegate Superintendent for Issuers

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in 3 pages of a letter from the Delegate Superintendent for Issuers to ISA's General Manager.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, July 28, 2005.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Financial Information for the Quarter ended on March 31, 2005

1320-2-

Ms.
LUZ STELLA DÍAZ DE VEGA
Head Public Offerings Division
SECURITIES AND EXCHANGE COMMISSION
Avenida El Dorado 68B-85,Torre B, 2nd Floor
Bogotá, D.C.

Subject: Information regarding placement of securities as on January of 2005

Dear Ms. Luz Stella,

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission, we are enclosing six (6) filled-out forms that correspond to the January 2005 monthly report for each issue of ISA's securities currently standing in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original document duly signed)

JAVIER G. GUTIERREZ P.
General Manager

cc: Colombian Stock Exchange, Mr. Juan Luis Ramirez Lozano -Information Director. Carrera 7 No. 71-21, Torre B Office 201. Bogotá
1210 -Juan David Bastidas
1320, 9999

JAIRO ALZATE/MdelPL

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: JANUARY** **YEAR: 2005**

(2) **PUBLICATION OF PUBLIC OFFERING NOTICE** DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $100.000.000.000
No OF TITLES ISSUED: 1 SERIES ISSUED 2
INITIAL VALUE $100.000.000.000 NOMINAL VALUE $100.000.000.000
(7) **PLACEMENT TERM** INITIAL DATE 20 (D) 2 (M) 2004 (Y) ENDING DATE February 20, 2011 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

JAVIER G. GUTIERREZ P. — Original duly signed
(20) **SUBSTITUTE GENERAL MANAGER** — **SIGNATURE**

ELVIA MARIA BOLIVAR PUERTA — Original duly signed
INDEPENDENT AUDITOR — **SIGNATURE**
T.P. 15488-T

* **NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: JANUARY YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $150.000.000.000 SERIES ISSUED 1
No OF TITLES ISSUED: 1 NOMINAL VALUE $150.000.000.000
INITIAL VALUE $150.000.000.000

(7) PLACEMENT TERM INITIAL DATE 20 (D) 2 (M) 2004 (Y) ENDING DATE 20 (D) 2 (M) 2016 (Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)

JAVIER G. GUTIERREZ P. — Original duly signed
SUBSTITUTE GENERAL MANAGER — **SIGNATURE**

ELVIA MARIA BOLIVAR PUERTA — Original duly signed
INDEPENDENT AUDITOR — **SIGNATURE**
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: JANUARY YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 06 MONTH 12 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $108.865.000.000 SERIES ISSUED 1
No OF TITLES ISSUED: 1 NOMINAL VALUE $108.865.000.000
INITIAL VALUE $108.865.000.000

(7) PLACEMENT TERM INITIAL DATE 7 12 2004 (D M Y) ENDING DATE 7 12 2019 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $108.865.000.000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JAVIER G. GUTIERREZ P. — Original duly signed
(20) SUBSTITUTE GENERAL MANAGER — SIGNATURE

ELVIA MARIA BOLIVAR PUERTA — Original duly signed
INDEPENDENT AUDITOR — SIGNATURE
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: JANUARY YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 15 MONTH 10 YEAR 1998

(3) SUPERVALORES RESOLUTION No 0690 MONTH OCTOBER YEAR: 1998

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Conven. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $35.000.000.000 SERIES ISSUED 3
No OF TITLES ISSUED: 1 NOMINAL VALUE $35.000.000.000
INITIAL VALUE $35.000.000.000

(7) PLACEMENT TERM INITIAL DATE 19 / 1 / 1999 (D M Y) ENDING DATE 7 / 12 / 2006 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $35,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20) JAVIER G. GUTIERREZ P. — Original duly signed
SUBSTITUTE GENERAL MANAGER — **SIGNATURE**

ELVIA MARIA BOLIVAR PUERTA — Original duly signed
INDEPENDENT AUDITOR — **SIGNATURE**
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA

SECURITIES AND EXCHANGE COMMISSION

Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: JANUARY YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 12 MONTH 04 YEAR 1999

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $200.737.404.000

No OF TITLES ISSUED: 1 SERIES ISSUED 4

INITIAL VALUE $200.737.404.000 NOMINAL VALUE $105.748.840.698 | $94.988.563.302

(7) PLACEMENT TERM INITIAL DATE 13 (D) 4 (M) 1999 (Y) ENDING DATE April 13, 2006 | April 13, 2009

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: $______ (9) TOTAL ACCRUED OUTSTANDING: $200.737.404.000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)

JAVIER G. GUTIERREZ P. — Original duly signed

SUBSTITUTE GENERAL MANAGER — SIGNATURE

ELVIA MARIA BOLIVAR PUERTA — Original duly signed

INDEPENDENT AUDITOR — SIGNATURE

T.P. 15488-T

* NOTE: *In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.*

FORM No.2

REPUBLIC OF COLOMBIA

SECURITIES AND EXCHANGE COMMISSION

Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: MONTH: JANUARY YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 13 MONTH 07 YEAR 2001

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $130.000.000.000

No OF TITLES ISSUED: 1

INITIAL VALUE $130.000.000.000

SERIES ISSUED: 1

NOMINAL VALUE: $ 130,000,000,000

(7) PLACEMENT TERM INITIAL DATE 16 / 7 / 2001 (D M Y) ENDING DATE 16 / 7 / 2011 (D M Y)

II. **PLACEMENT INFORMATION**

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III. **INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

JAVIER G. GUTIERREZ P. — Original duly signed

(20) **SUBSTITUTE GENERAL MANAGER** — **SIGNATURE**

ELVIA MARIA BOLIVAR PUERTA — Original duly signed

INDEPENDENT AUDITOR — **SIGNATURE**

T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

1320-2-

Ms.
LUZ STELLA DÍAZ DE VEGA
Head Public Offerings Division
SECURITIES AND EXCHANGE COMMISSION
Avenida El Dorado 68B-85,Torre B, 2nd Floor
Bogotá, D.C.

Subject: Information regarding placement of securities as on February of 2005

Dear Ms. Luz Stella,

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission, we are enclosing six (6) filled-out forms that correspond to the February 2005 monthly report for each issue of ISA's securities currently standing in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original document duly signed)

JAVIER G. GUTIERREZ P.
General Manager

cc: Colombian Stock Exchange, Mr. Juan Luis Ramirez Lozano -Information Director.
Carrera 7 No. 71-21, Torre B Office 201. Bogotá
1210 -Juan David Bastidas
1320, 9999

JA/Beatriz H.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: FEBRUARY** **YEAR: 2005**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $100.000.000.000
No OF TITLES ISSUED: 1 SERIES ISSUED 2
INITIAL VALUE $100.000.000.000 NOMINAL VALUE $100,000,000,000

(7) **PLACEMENT TERM** INITIAL DATE 20 / 2 / 2004 (D M Y) ENDING DATE 20 / 2 / 2011 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:
(9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS. INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)
JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER

Original duly signed
SIGNATURE

ELVIA MARIA BOLIVAR PUERTA
INDEPENDENT AUDITOR

Original duly signed
SIGNATURE
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: **MONTH: FEBRUARY** **YEAR: 2005**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $150.000.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $150.000.000.000
SERIES ISSUED: 1
NOMINAL VALUE: $150,000,000,000

(7) PLACEMENT TERM INITIAL DATE 20 / 2 / 2004 (D M Y) ENDING DATE 20 / 2 / 2016 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:
(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) *AMOUNT $*	(11) *TERM (MONTHS)*	*RETURN AND/OR DIVIDEND*	*PERIODICITY OF PAYMENT*	(12) *% PLACED*	(13) *% PENDING*	(14) DATE OF NOTICE *(D/M/Y)*
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) **PLACED $**	**BUYERS**	(18) **PURCHASED $**
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)
JAVIER G. GUTIERREZ P. — Original duly signed
SUBSTITUTE GENERAL MANAGER — **SIGNATURE**

ELVIA MARIA BOLIVAR PUERTA — Original duly signed
INDEPENDENT AUDITOR — **SIGNATURE**
T.P. 15488-T

* **NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: FEBRUARY** **YEAR: 2004**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 06 MONTH 12 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $108.865.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $108.865.000.000
SERIES ISSUED: 1
NOMINAL VALUE: $108.865.000.000

(7) **PLACEMENT TERM** INITIAL DATE 7 / 12 / 2004 (D M Y) ENDING DATE 7 / 12 / 2019 (D M Y)

II.

PLACEMENT INFORMATION

(8) *AMOUNT PLACED IN THE MONTH:*

(9) *TOTAL ACCRUED OUTSTANDING:* *$108.865.000.000*

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) *AMOUNT $*	(11) *TERM (MONTHS)*	*RETURN AND/OR DIVIDEND*	*PERIODICITY OF PAYMENT*	(12) *% PLACED*	(13) *% PENDING*	(14) DATE OF NOTICE *(D/M/Y)*
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) **PLACED $**	**BUYERS**	(18) **PURCHASED $**
ISSUER		INDIVIDUALS	
BROKERS		*CREDIT INSTITUTIONS*	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)
JAVIER G. GUTIERREZ P. — Original duly signed
SUBSTITUTE GENERAL MANAGER — **SIGNATURE**

ELVIA MARIA BOLIVAR PUERTA — Original duly signed
INDEPENDENT AUDITOR — **SIGNATURE**
T.P. 15488-T

* **NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: FEBRUARY YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 15 MONTH 10 YEAR 1998

(3) SUPERVALORES RESOLUTION No 0690 MONTH OCTOBER YEAR: 1998

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $35.000.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $35.000.000.000
SERIES ISSUED: 3
NOMINAL VALUE: $35,000,000,000

(7) PLACEMENT TERM INITIAL DATE 19 / 1 / 1999 (D M Y) ENDING DATE 7 / 12 / 2006 (D M Y)

II. PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $35,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III. INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20) JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER

Original duly signed
SIGNATURE

ELVIA MARIA BOLIVAR PUERTA
INDEPENDENT AUDITOR

Original duly signed
SIGNATURE
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: FEBRUARY YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 12 MONTH 04 YEAR 1999

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $200.737.404.000
No OF TITLES ISSUED: 1 SERIES ISSUED 4
INITIAL VALUE $200.737.404.000 NOMINAL VALUE $105.748.840.698 | $94.988.563.302
(7) PLACEMENT TERM INITIAL DATE 13 (D) 4 (M) 1999 (Y) ENDING DATE April 13, 2006 | April 13, 2009

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: $________________ (9) TOTAL ACCRUED OUTSTANDING: $200.737.404.000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)
JAVIER G. GUTIERREZ P. — Original duly signed
SUBSTITUTE GENERAL MANAGER — **SIGNATURE**

ELVIA MARIA BOLIVAR PUERTA — Original duly signed
INDEPENDENT AUDITOR — **SIGNATURE**
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: **MONTH: FEBRUARY** **YEAR: 2005**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 13 MONTH 07 YEAR 2001

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $130.000.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $130.000.000.000
SERIES ISSUED: 1
NOMINAL VALUE: $ 130,000,000,000

(7) **PLACEMENT TERM** INITIAL DATE 16 (D) 7 (M) 2001 (Y) ENDING DATE 16 (D) 7 (M) 2011 (Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:
(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)
JAVIER G. GUTIERREZ P. — Original duly signed
SUBSTITUTE GENERAL MANAGER — **SIGNATURE**

ELVIA MARIA BOLIVAR PUERTA — Original duly signed
INDEPENDENT AUDITOR — **SIGNATURE**
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

1320-2-

Ms.
LUZ STELLA DÍAZ DE VEGA
Head Public Offerings Division
SECURITIES AND EXCHANGE COMMISSION
Avenida El Dorado 68B-85,Torre B, 2nd Floor
Bogotá, D.C.

Subject: Information regarding placement of securities as on March of 2005

Dear Ms. Luz Stella,

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission, we are enclosing six (6) filled-out forms that correspond to the March 2005 monthly report for each issue of ISA's securities currently standing in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original document duly signed)

JAVIER G. GUTIERREZ P.
General Manager

cc: Colombian Stock Exchange, Mr. Juan Luis Ramirez Lozano -Information Director.
Carrera 7 No. 71-21, Torre B Office 201. Bogotá
1210 -Juan David Bastidas
1320, 9999

JA/Beatriz H.

We invest more in life – ISA, Energy and Telecommunications

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: MARCH** **YEAR: 2005**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE — DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $100.000.000.000
No OF TITLES ISSUED: 1 SERIES ISSUED 2
INITIAL VALUE $100.000.000.000 NOMINAL VALUE $100,000,000,000

(7) **PLACEMENT TERM** INITIAL DATE 20 / 2 / 2004 (D M Y) ENDING DATE 20 / 2 / 2011 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) *AMOUNT $*	(11) *TERM (MONTHS)*	*RETURN AND/OR DIVIDEND*	*PERIODICITY OF PAYMENT*	(12) *% PLACED*	(13) *% PENDING*	(14) *DATE OF NOTICE (D/M/Y)*
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III. **INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

UNDERWRITERS:	(17) **PLACED $**	**BUYERS**	(18) **PURCHASED $**
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)
JAVIER G. GUTIERREZ P. — Original duly signed
SUBSTITUTE GENERAL MANAGER — **SIGNATURE**

ELVIA MARIA BOLIVAR PUERTA — Original duly signed
INDEPENDENT AUDITOR — **SIGNATURE**
T.P. 15488-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I.

(1) ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: MARCH YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $150.000.000.000
No OF TITLES ISSUED: 1 — SERIES ISSUED: 1
INITIAL VALUE $150.000.000.000 — NOMINAL VALUE: $150,000,000,000

(7) PLACEMENT TERM: INITIAL DATE 20 / 2 / 2004 (D M Y) ENDING DATE 20 / 2 / 2016 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)
JAVIER G. GUTIERREZ P. — Original duly signed
SUBSTITUTE GENERAL MANAGER — **SIGNATURE**

ELVIA MARIA BOLIVAR PUERTA — Original duly signed
INDEPENDENT AUDITOR — **SIGNATURE**
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: **MONTH: MARCH** **YEAR: 2004**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 02 MONTH 12 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Securities [ ] Mixed

(6) TOTAL ISSUED $108.865.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $108.865.000.000

SERIES ISSUED: 1
NOMINAL VALUE: $108.865.000.000

(7) **PLACEMENT TERM** INITIAL DATE 7 / 12 / 2004 (D M Y) ENDING DATE 7 / 12 / 2019 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $108.865.000.000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)
JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER

Original duly signed
SIGNATURE

ELVIA MARIA BOLIVAR PUERTA
INDEPENDENT AUDITOR

Original duly signed
SIGNATURE
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: **MONTH: MARCH** **YEAR: 2005**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 15 MONTH 10 YEAR 1998

(3) SUPERVALORES RESOLUTION No 0690 MONTH OCTOBER YEAR: 1998

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $35.000.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $35.000.000.000
SERIES ISSUED 3
NOMINAL VALUE $35.000.000.000

(7) **PLACEMENT TERM** INITIAL DATE 19 / 1 / 1999 (D M Y) ENDING DATE 7 / 12 / 2006 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $35,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)
JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER

Original duly signed
SIGNATURE

ELVIA MARIA BOLIVAR PUERTA
INDEPENDENT AUDITOR

Original duly signed
SIGNATURE
T.P. 15488-T

* **NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA

SECURITIES AND EXCHANGE COMMISSION

Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: MARCH YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 12 MONTH 04 YEAR 1999

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $200.737.404.000

No OF TITLES ISSUED: 1 SERIES ISSUED 4

INITIAL VALUE $200.737.404.000 NOMINAL VALUE $105.748.840.698 | $94.988.563.302

(7) PLACEMENT TERM INITIAL DATE 13 (D) 4 (M) 1999 (Y) ENDING DATE April 13, 2006 | April 13, 2009

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: $_______ (9) TOTAL ACCRUED OUTSTANDING: $200.737.404.000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)

JAVIER G. GUTIERREZ P. — Original duly signed

SUBSTITUTE GENERAL MANAGER — **SIGNATURE**

ELVIA MARIA BOLIVAR PUERTA — Original duly signed

INDEPENDENT AUDITOR — **SIGNATURE**

T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: MARCH** **YEAR: 2005**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 13 MONTH 07 YEAR 2001

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $130.000.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $130.000.000.000
SERIES ISSUED 1
NOMINAL VALUE $ 130,000,000,000

(7) **PLACEMENT TERM** INITIAL DATE 16 (D) 7 (M) 2001 (Y) ENDING DATE 16 (D) 7 (M) 2011 (Y)

II. **PLACEMENT INFORMATION**

(8) AMOUNT PLACED IN THE MONTH:
(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) *AMOUNT $*	(11) *TERM (MONTHS)*	*RETURN AND/OR DIVIDEND*	*PERIODICITY OF PAYMENT*	(12) *% PLACED*	(13) *% PENDING*	(14) *DATE OF NOTICE (D/M/Y)*
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III. **INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

UNDERWRITERS:	(17) **PLACED $**	**BUYERS**	(18) **PURCHASED $**
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20) JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER

Original duly signed
SIGNATURE

ELVIA MARIA BOLIVAR PUERTA
INDEPENDENT AUDITOR

Original duly signed
SIGNATURE
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

1320-2- May 2, 2005

Doctor
CÉSAR ÉDGAR RUEDA GÓMEZ
Chief, National Intermediary Securities Registrar Division
COLOMBIAN SECURITIES AND EXCHANGE COMMISSION
Avenida el Dorado 68B-85,Torre B, Piso 2
Bogotá, D.C.

SUBJECT: Report for first quarter of 2005

Dear doctor Rueda:

In compliance with External Circular 002 of March 8th, 2001, issued by the Colombian Securities and Exchange Commission, we cordially deliver forms 180 through 188 (eleven folios) duly filled out. These forms contain Interconexión Eléctrica S.A. E.S.P.'s financial information for the period through March 31, 2005.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original signed) (Original signed)

JAVIER G. GUTIÉRREZ P.
General Manager

JAIRO ALBERTO ALZATE PINO
Accountant T.P. 8671-T

Copy: Dr. Juan Luis Ramírez Lozano, Information Director, Colombian Stock Exchange, Carrera 8 13-82, 7th floor, Bogotá D.C.
1210-Mr. Juan David Bastidas Saldarriaga
1320, 9999

2005 SupValores InfTri1 Envio.doc
LBOspina/BHZapata

ATTACHMENT S-18
FORM 180 - RESIDENTIAL PUBLIC UTILITIES

DEBTORS BY AGES
THROUGH MARCH 31, 2005

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 CURRENT	Column 02 UP TO 30 DAYS PAST DUE	Column 03 31 - 360 DAYS PAST DUE	Column 04 MORE THAN 360 DAYS PAST DUE
01	005	ACCOUNTS RECEIVABLE- 130000				
	010	NON-TAX INCOME - 1401				
	015	CONTRIBUTIONS AND QUOTES - 1402				
	020	PARAFISCAL INCOME- 1403				
	025	SPECIAL FUNDS - 1404				
	030	SALE OF GOODS - 1406				
	035	RENDERING OF SERVICES - 1407				
	040	PUBLIC UTILITIES - 1408	161.322.202.971	66.060.475	381.214.730	10.079.772.053
	045	HEALTH SERVICES - 1409				
	050	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410				
	055	MANAGEMENT OF THE HEALTH SOCIAL SECURITY SERVICE - 1411				
	060	TRANSFERS RECEIVABLE - 1413				
	065	LOANS GRANTED - 1415	68.065.819.883			
	070	GOVERNMENT LOANS GRANTED - 1416				
	075	MANAGEMENT OF THE PENSION SOCIAL SECURITY SYSTEM - 1417				
	080	MANAGEMENT OF THE SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS - 1418				
	085	ADVANCES DISBURSED - 1420	538.194.350			
	090	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS - 1422	12.924.935.222			
	095	DEPOSITS DISBURSED - 1425				
	100	RIGHTS FOR REPURCHASE OF DEBTORS - 1427				
	105	GUARANTEES FUND - FOGAFIN - 1428				
	110	GUARANTEES FUND - FOGACOOP - 1429				
	115	OTHER DEBTORS - 1470	29.336.860.340			
	120	DEBTS OF DIFFICULT COLLECTION - 1475				
	125	QUOTAS ANS SHARES IN PENSION BONDS AND TITLES - 1476				
	130	PROVISION FOR DEBTORS (CR) - 1480	-16.937.083.978			
	999	SUBTOTAL	255.250.928.788	66.060.475	381.214.730	10.079.772.053

ATTACHMENT S-19
FORM 181 RESIDENTIAL PUBLIC UTILITIES
ACCOUNTS PAYABLE BY AGES
THROUGH MARCH 31, 2005

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01	Column 02	Column 03	Column 04	Column 05
			CURRENT	UP TO 30 DAYS PAST DUE	FROM 30 TO 90 DAYS PAST DUE	FROM 91 TO 360 DAYS PAST DUE	MORE THAN 360 DAYS PAST DUE
01	005	CENTRAL BANK & FINANCIAL INST. OPERATIONS 210000					
	010	PUBLIC CREDIT OPERATIONS - 220000	724.602.402.000				
	015	FINANCIAL OBLIGATIONS - 230000	393.811.083.000				
	020	ACQUISITION OF NATIONAL GOODS AND SERVICES -2401	9.875.633.000				
	025	TRANSFERS - 2403	0				
	030	ACQUISITION OF GOODS AND SERVICES ABROAD - 2406	9.881.426.000				
	035	INSURANCE & RE-INSURANCE OPERATIONS - 2415	0				
	040	CONTRIBUTIONS PAYABLE TO AFFILIATES - 2420	0				
	045	CREDITORS - 2425	104.497.995.000				
	050	ASSIGNED SUBSIDIES- 2430	0				
	055	WITHOLDING AND DOCUMENT TAXES - 2436	2.914.068.000				
	060	INDUSTRY & COMMERCE WITHOLDING TAX-ICA- 2437	22.975.000				
	065	TAXES, CONTRIBUTIONS & RATES PAYABLE - 2440	1.107.596.000				
	070	ADDED VALUE TAX - IVA - 2445	318.685.000				
	075	ADVANCES RECEIVED - 2450	1.296.505.000				
	080	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	502.380.000				
	085	LEGAL CREDITS - 2460	0				
	090	REWARDS PAYABLE - 2465	0				
	095	MANAGEMENT OF SOCIAL SECURITY SYSTEM - 2470	0				
	100	OTHER ACCOUNTS PAYABLE- 2490	87.359.371.000				
	105	LABOR LIAB. AND EMPLOYEES BENEFITS -250000	8.133.695.000				
	110	OTHER BONDS AND SECURITIES ISSUED - 260000	0				
	115	ESTIMATED LIABILITIES - 270000	171.730.900.000				
	120	OTHER LIABILITIES - 290000	274.014.175.000				
	999	TOTAL LIABILITIES	1.790.068.889.000				

ATTACHMENT S-20

FORM - 182 RESIDENTIAL PUBLIC UTILITIES SECTOR

ASSETS PLEDGED OR GIVEN IN GUARANTEE

THROUGH MARCH 31, 2005

(IN COP PESOS)

Capture Code	Line Code	LINE DESCRIPTION	Column 01 AMOUNT IN GUARANTEE (*)
01	005	INVESTMENTS	
	010	ACCOUNTS RECEIVABLE	
	015	DEBTORS	
	020	INVENTORY	
	025	PROPERTIES, PLANT AND EQUIPMENT	
	030	GOODS FOR PUBLIC BENEFIT AND USAGE	
	035	NATURAL AND ENVIRONMENTAL RESOURCES	
	040	OTHER ASSETS	
	999	**Total Pledged Assets**	0

(*) THE PLEDGED AMOUNT IS BASED ON THE PLEDGED ASSET'S COMMERCIAL VALUE, INCLUDING REAPPRAISALS

ATTACHMENT S-21

FORM 183 RESIDENTIAL PUBLIC UTILITIES SECTOR

INFORMATION ABOUT THE 20 PRINCIPAL SHAREHOLDERS BY TYPE OF SHARE

THROUGH MARCH 31, 2005

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 IDENTIFICATION TYPE (1)	Column 02 IDENTIFICATION	Column 03 No. OF SHARES OWNED	
01	001	REPUBLIC OF COLOMBIA (MINISTRY OF FINANCE AND PUBLIC CREDIT)	2	8999990902	569.472.561	58,219%
	002	EMPRESAS PUBLICAS DE MEDELLIN E.S.P.	2	8909049961	102.582.317	10,487%
	003	MANDATORY PENSION FUND PROTECCION	2	8002297390	28.512.290	2,915%
	004	EMPRESA DE ENERGIA DE BOGOTA S.A. E.S.P.	2	8999990823	17.535.441	1,793%
	005	MANDATORY PENSION FUND COLFONDOS	2	8002279406	12.509.059	1,279%
	006	PENSION FUND HORIZONTE	2	8002319671	10.647.369	1,089%
	007	PENSION FUND SANTANDER	2	8002248278	8.846.158	0,904%
	008	MANDATORY PENSION FUND PORVENIR	2	8002248088	6.570.374	0,672%
	009	FIDUCOLOMBIA - ISA ADR PROGRAM	2	8301393701	4.285.000	0,438%
	010	SUBFONDO PENSIOENFONDS PGGM	2	8301289274	2.495.272	0,255%
	011	STICHTING PENSIOENFONDS ABP	2	8300180333	2.159.189	0,221%
	012	PENSION FUND PROTECCIÓN	2	8001982815	2.141.091	0,219%
	013	INVESTMENT FUND ACCION	2	8001759243	2.089.318	0,214%
	014	EMERGING MARKETS INVR OMNIBUS	2	8002180292	2.027.164	0,207%
	015	THE PENSION RESERVE INVESTMENT TRUST FUND	2	8300293865	2.012.145	0,206%
	016	MINEWORKERS PENSION SCHEME	2	8300445950	1.706.090	0,174%
	017	CENTRAL HIDROELECTRICA DE CALDAS	2	8908001286	1.493.776	0,153%
	018	PENSION AND SEVERANCE PAYS FUND COLFONDOS	2	8001986445	1.384.697	0,142%
	019	PELAEZ GALIANO JOSE ARTURO	1	541191	1.300.000	0,133%
	020	LA MERCED REALTY	2	8110127603	1.271.881	0,130%
	021	REPURCHASED ORDINARY SHARES			17.820.122	1,822%
	090	Other shareholders with less participation			179.300.491	18,330%
	999	Subtotal Common Shares			**978.161.805**	**100,0%**
02	001	Shareholder with preferred dividend 1				
	002	Shareholder with preferred dividend 2				
	....	....				
	020	Shareholder with preferred dividend 20				
	021	REPURCHASED PREFERRED SHARES				
	090	Other shareholders with less participation				
	999	Subtotal Preferred Shares without Voting Right				
03	001	Shareholder with priviledged shares 1				
	002	Shareholder with priviledged shares 2				
	....	....				
	020	Shareholder with priviledged shares 20				
	021	REPURCHASED PRIVILEDGED SHARES				
	090	Other shareholders with less participation				
	999	Subtotal Priviledged Shares				
04	999	Total Outstanding Shares			**960.341.683**	
05	999	TOTAL REPURCHASED SHARES			**17.820.122**	

ATTACHMENT S-22

FORM 184 RESIDENTIAL PUBLIC UTILITIES SECTOR INVESTMENT DISCRIMINATION BY RECEPTOR AGENT THROUGH MARCH 31, 2005

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01	COLUMN 02	COLUMN 03	COLUMN 04	COLUMN 05	COLUMN 06	COLUMN 07	COLUMN 08	COLUMN 09	COLUMN 10
			I.D.	INDENTIFICATION	RELATION	ACCIONES						
			TYPE (1)	(2)	TYPE (3)	ORDINARY ($MM)	With Preferred Dividend and without Voting Right ($)	Other Variable Inc. Investments ($)	Total Variable Income Investments ($)	% of total part. shares in receptor society	Installmts. or parts of social interest ($)	% of part.in total installments or parts of social interest in investment assignee
01	001	TRANSELCA S.A. E.S.P.	2	802.007.669-8	F	394.125	0	0	394.125	65,00	0	0
	002	INTERNEXA S.A. E.S.P	2	811.021.654-9	F	108.043	0	0	108.043	99,99	0	0
	003	FLYCOM COMUNICACIONES S.A. E.S.P.	2	830.066.603-3	F	13.099	0	0	13.099	75,04	0	0
	004	ISA-PERU	2	20501844986	F	18.564	0	0	18.564	28,07	0	0
	005	REP	2	2050464504	F	102.581	0	0	102.581	30,00	0	0
	006	ISA-BOLIVIA	2	10772588	F	31.335	0	0	31.335	51,00	0	0
	....	....										
	050	Company 50										
	090	**Other Companies**										
	999	**Net Total**				667.747			667.747			

NOTA: NOTE: (1) The identification type corresponds to the statement in Record Type-8

(2) Relation of companies where the issuer owns more that 10% of the shares or quotas and parts of social interest of such companies including reappraisals.

(3) F: Affiliate, S: Subsidiary, C: Commercial

($) The amount must be reported in Colombian pesos

The shaded fields should not be filled out

ATTACHMENT - S-23
FORM 185 RESIDENTIAL PUBLIC UTILITIES SECTOR
CASH FLOW STATEMENT THROUGH MARCH 31, 2004

THOUSANDS OF COP$

Capture Unit	Line Code	LINE DESCRIPTION	Column 01	Column 02	Column 03
			EXECUTED IN QUARTER		
			JANUARY	FEBRUARY	MARCH
01	005	RECEIVED FOR SALE OF GOODS, SERVICES AND/OR OPERATING INCOME	58.167.386	58.411.731	63.840.189
	010	PAYMENTS TO SUPPLIERS	5.539.321	4.819.497	4.004.940
	015	PAYMENTS FOR WAGES, SALARIES, AND BENEFITS	5.170.333	9.558.584	7.195.120
	020	PAYMENTS FOR PRODUCTION EXPENSES	410.139	139.633	242.508
	025	PAYMENTS FOR ADMINISTRATION EXPENSES	0	0	0
	030	PAYMENTS FOR SALES EXPENSES	0	0	0
	090	OTHER OPERATING INCOME	3.507.174	1.819.403	6.356.732
	999	SUBTOTAL (CASH GENERATED BY OPERATION)	56.504.227	50.672.550	63.001.801
02	005	INVESTMENTS IN PROPERTIES, PLANTS AND EQUIPMENT	5.789.595	5.900.879	3.570.232
	010	INCOME FROM SALES OF PROPERTIES, PLANTS AND EQUIPMENT	5.712	45.360	0
	999	SUBTOTAL(NET CASH INVESTMENT IN CAPITAL GOODS)	-5.783.883	-5.855.519	-3.570.232
03	005	INVESTMENTS IN SHARES AND SOCIAL INTEREST INSTALLMENTS	0	0	0
	010	INCOME FROM SALE OF SHARES AND SOCIAL INTEREST INSTALLMNTS	0	0	0
	015	INVESTMENTS IN SHORT-TERM DEBT SECURITIES	0	0	0
	020	INVESTMENTS IN LONG-TERM DEBT SECURITIES	0	0	0
	025	INCOME FROM SALES OF DEBT SECURITIES	0	0	0
	030	DIVIDENDS RECEIVED	0	0	18.458.607
	035	INTEREST AND MONETARY CORRECTION RECEIVED	695.083	475.639	479.745
	999	**SUBTOTAL(CASH FLOW FOR INVESTMENTS IN SECURITIES)**	695.083	475.639	479.745
04	999	**TOTAL NET CASH USED IN INVESTMENTS**	-5.088.800	-5.379.880	-3.090.487
05	005	NEW DEBT ISSUANCES	0	0	0
	010	PAYMENT OF PRINCIPAL INTALLMENTS OF DEBT SECURITIES	0	0	0
	015	INTEREST PAYMENT ON DEBT SECURITIES	0	0	0
	020	LOANS RECEIVED	0	0	0
	025	INSTALLMENTS PAID ON LOAN'S PRINCIPAL	28.587.369	28.587.369	28.587.369
	030	INTEREST PAID ON LOANS	12.015.028	12.015.028	12.015.028
	035	ISSUE OF SHARES	0	0	0
	040	DIVIDENDS PAID	23.048.191	0	0
	999	SUBTOTAL (CASH FOR FINANCING)	-63.650.588	-40.602.397	-40.602.397
06	005	CASH INCOME FOR OTHER CONCEPTS	515.346.323	590.078.411	425.443.115
	010	CASH OUTAGES FOR OTHER CONCEPTS	547.134.928	596.901.575	456.713.000
	999	SUBTOTAL (NET FLOW FOR OTHER CONCEPTS)	-31.788.605	-6.823.164	-31.269.885
07	999	**TOTAL CASH NET INCREASE**	-44.023.766	-2.132.891	-11.960.968
08	005	BEGINNING CASH	196.346.249	152.322.483	150.189.592
09	005	END CASH	152.322.483	150.189.592	138.228.624

NOTE: The effective executed cash flow of the quarter must be reported.

Not only income, but outcome must be reported with a plus sign. Not withstanding, net amounts must be reported with the sign resulting from the movement of sub-acc

ATTACHMENT S-24

FORM 186 RESIDENTIAL PUBLIC UTILITIES SECTOR

GENERAL FINANCIAL INFORMATION ON SHARES AND SHAREHOLDERS THROUGH MARCH 31, 2005

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 No. OF SHAREHOLDERS	COLUMN 02 No. OF SHARES
		COMPOSITION OF SHAREHOLDERS AND SHARES		
01	005	COMMON SHARES	70.361	960.341.683
	010	PRIVILEDGED SHARES	0	0
	015	SHARES WITH PREFERRED DIVIDEND AND NO VOTING RIGHT	0	0
	999	TOTAL	70.361	960.341.683
		COMPOSITION OF SHAREHOLDERS		
02	005	% THAT REPRESENTS PERSONS	98,81	15,39
	010	% THAT REPRESENTS COMPANIES	1,19	84,61
	999	TOTAL	100,00	100,00
03	005	% THAT REPRESENTS FOREIGN INVESTORS	0,03	1,69
	010	% THAT REPRESENTS LOCAL INVESTORS	99,97	98,31
	999	TOTAL	100,00	100,00
04	005	% THAT REPRESENTS INVESTMENT FROM PUBLIC INSTITUTIONS	1,82	82,99
	010	% THAT REPRESENTS INVESTMENT FROM PRIVATE INSTITUTIONS	97,95	14,85
	015	% THAT REPRESENTS INVESTMENT FROM MIXED-OWNERSHIP INSTITUTIONS	0,23	2,16
	999	TOTAL	100,00	100,00
05		**RANGES ACCORDING TO PERCENTAGE OF INDIVIDUAL SHARES OWNED**		
	005	UP TO - 3.00 %	70.359	288.286.805
	010	3.01 % - 10.00 %	0	0
	015	10.01 % - 20.00 %	1	102.582.317
	020	20.01 % - 30.00 %	0	0
	025	30.01 % - 40.00 %	0	0
	030	40.01 % - 50.00 %	0	0
	035	MORE THAN 50.00 %	1	569.472.561
	999	**TOTAL**	70.361	960.341.683
06		**RANGES ACCORDING TO NUMBER OF INDIVIDUAL SHARES OWNED**		
	005	1-1000	38.408	23.004.003
	010	1001-5000	26.990	53.232.111
	015	5001-10000	2.836	19.224.711
	020	10001-50000	1.829	35.234.518
	025	50001-100000	140	9.566.917
	030	100001-500000	119	25.121.100
	035	MORE THAN 500000	39	794.958.323
	999	**TOTAL**	70.361	960.341.683

ATTACHMENT S-25

FORM 187 RESIDENTIAL PUBLIC UTILITIES SECTOR GENERAL FINANCIAL INFORMATION ON EQUITY AND OTHER ENTRIES THROUGH MARCH 31, 2005

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01	005	SHARE NOMINAL VALUE	32,800000005352
	010	EQUITY VALUE PER SHARE WITH REAPPRAISAL	2.790,48
	015	EQUITY VALUE PER SHARE WITHOUT REAPPRAISAL	1.598,23
	020	PROFIT PER SHARE	65,72
	025	LOSS PER SHARE	
02	005	DECREED DIVIDEND VALUE OF ORDINARY SHARES	101.796.200.662
	010	DECREED DIVIDEND VALUE OF OTHER SHARES	0
	015	DECREED DIVIDEND VALUE OF PREFFERED DIVIDEND SHARES	0
	999	DECREED DIVIDENDS TOTAL VALUE	101.796.200.662
03	005	TOTAL DIVIDEND VALUE PER ORDINARY SHARE	106
	010	TOTAL DIVIDEND IN CASH PER ORDINARY SHARE	0
	015	PERIOCITY OF DIVIDEND PAYMENT PER ORDINARY SHARE (1)	90
	020	NUMBER OF DIVIDEND PAYMENTS PER ORDINARY SHARE	4
	025	FIRST PAYMENT DATE	April 19, 2005
	030	DIVIDEND VALUE PER ORDINARY SHARE IN SHARES	0
	035	EXTRAORDINARY DIVIDEND VALUE PER SHARE	0
	040	DIVIDEND VALUE PER PRIVILIEDGED SHARE	0
	045	DIVIDEND VALUE PER SHARE WITH PREFERRED DIVIDEND	0
04	005	TOTAL NUMBER OF EMPLOYEES	792
	010	% PERMANENT EMPLOYEES	100
	015	% TEMPORARY EMPLOYEES	0
05	005	DEPRECIATION EXPENSE IN THE PERIOD	1.691.394.000
06	005	% USAGE OF INSTALLED CAPACITY	100
07	005	CASH PURCHASES IN LOCAL MARKET	0
	010	CASH PURCHASES IN FOREIGN MARKETS	0
	015	CREDIT PURCHASES IN LOCAL MARKET	132.804.597.143
	020	CREDIT PURCHASES IN FOREIGN MARKETS	29.669.954.455
	999	TOTAL PURCHASES	162.474.551.598
08	005	CASH SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	0
	010	CASH SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	0
	015	CREDIT SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	179.957.200.000
	020	CREDIT SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	0
	999	TOTAL INCOME FROM SALES AND/OR SERVICES RENDERED	179.957.200.000
09	005	PERIODICITY OF ISSUER'S ACCOUNTING CLOSING (2)	A

(1) Periodicity of dividends payment in number of days.

(2) A: ANNUALY S: SEMI ANNUALY T: QUARTERLY

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR SHORT-TERM ASSETS AND LIABLITIES THROUGH MARCH 31, 2005

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01 INVESTMENTS	005	LIQUIDITY MGMNT. INVESTMENTS - FIXED INCOME -1201	44.477.858.000
	010	LIQUIDITY MGMNT. INVESTMENTS - VARIABLE YIELD -1202	21.922.284.000
	015	INVESTMENTS FOR POLITICAL PURPOSES - FIXED INCOME -1203	0
	020	INVESTMENTS - HEDGING OPERATIONS -1206	0
	025	EQUITY INVESTMENTS - COST METHOD -1207	0
	030	EQUITY INVESTMENTS - PARTICIPATION METHOD - 1208	0
	035	FIXED INCOME INVESTMENTS - DTN - 1209	0
	040	FIXED INCOME INVESTMENTS - ADMINISTRATED FUNDS - DTN -1211	0
	045	INVESTMENTS OF INTERNATIONAL RESERVES - 1212	0
	050	RIGHTS OF REPURCHASE OF INVESTMENTS - 1220	0
	055	PROVISION FOR INVESTMENTS PROTECTION (CR) - 1280	0
	999	SUBTOTAL, INVESTMENTS	**66.400.142.000**
02 ACCOUNTS RECEIVABLE	005	CURRENT FISCAL YEAR 1305	0
	010	PREVIOUS FISCAL YEAR - 1310	0
	015	DIFFICULT COLLECTION - 1315	0
	020	PROVISION FOR ACCOUNTS RECEIVABLE (CR) - 1380	0
	999	SUBTOTAL ACCOUNTS RECEIVABLE	**0**
03 DEBTORS	005	NON-TAX INCOME -1401	0
	010	CONTRIBUTION AND QUOTES - 1402	0
	015	PARAFISCAL INCOME - 1403	0
	020	SPECIAL FUNDS - 1404	0
	025	SALE OF GOODS - 1406	0
	030	RENDERING OF SERVICES - 1407	0
	035	PUBLIC UTILITIES - 1408	139.427.099.000
	040	HEALTH SERVICES - 1409	0
	045	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410	0
	050	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN HEALTH-1411	0
	055	TRANSFERS RECEIVABLE - 1413	0
	060	LOANS GRANTED - 1415	22.489.757.000
	065	GOVERNMENT LOANS GRANTED - 1416	0
	070	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PENSIONS-1417	0
	075	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS- 1418	0
	080	PAYMENTS IN ADVANCE DISBURSED - 1420	336.177.000
	085	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS-1422	11.881.915.000
	090	DEPOSITS DELIVERED - 1425	0
	095	DEBTORS' RIGHTS OF REPURCHASE - 1427	0
	100	GURANTEES FUND - FOGAFIN - 1428	0
	105	GUARANTEES FUND - FOGACOOP - 1429	0
	110	OTHER DEBTORS - 1470	20.322.240.000
	115	DIFFICULT COLLECTION DEBTS - 1475	0
	120	QUOTES OR PARTS OF BONDS AND PENSION SECURITIES - 1476	0
	125	PROVISION FOR DEBTORS (CR) - 1480	-16.937.084.000
	999	SUBTOTAL DEBTORS	**177.520.104.000**
04 GOODS FOR PUBLIC BENEFIT AND USAGE	005	MATERIALS - 1703	0
	010	MATERIALS IN TRANSIT - 1704	0
	015	GOODS FOR PUBLIC BENEFIT AND USE IN CONSTRUCTION -1705	0
	020	GOODS FOR PUBLIC BENEFIT AND USE IN SERVICE - 1710	0
	025	HISTORICAL AND CULTURAL GOODS - 1715	0
	030	GOODS FOR PUBLIC BENEFIT AND USE GIVEN IN MANAGEMENT - 1720	0
	035	ACCUMULATED AMORTIZATION OF GOODS FOR PUBLIC BENEFIT AND USE (CR) - 1785	0
	999	SUBTOTAL GOODS FOR PUBLIC BENEFIT AND USE	**0**
05 RESOURCES	005	RENEWABLE NATURAL RESOURCES IN CONSERVATION-1804	0
	010	INVESTMENTS IN IRENEWABLE NATURAL RESOURCES IN CONSERVATION-1806	0
	015	RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1810	0

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES THROUGH MARCH 31, 2005

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
	020	ACCUMULATED EXAUSTION OF RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1815	0
	025	NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION -1820	0
	030	ACCUMULATED EXAUSTION OF NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR) 1825	0
	035	INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1830	0
	040	ACCUM. AMORT. OF INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOIT. (CR) -1835	0
	045	INVESTMENT IN NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION 1840	0
	050	ACCUM. AMORT. IN NON-RENEWABLE NAT. RES. IN EXPLOIT. (CR) 1845	0
	999	SUBTOTAL RESOURCES	0
06 OTHER ASSETS	005	EXPENSES PAID IN ADVANCE - 1905	8.199.189.000
	010	DEFERRED CHARGES - 1910	6.442.678.000
	015	PROJECTS AND IMPROVEMENTS IN THIRD-PARTIES PROPERTY - 1915	0
	020	ASSETS GIVEN TO THIRD PARTIES - 1920	0
	025	ACCUMMULATED AMORTIZATION OF ASSETS GIVEN TO THIRD PARTIES (CR) -1925	0
	030	ASSETS AND RIGHTS IN SECURITIZATION PROCESSES - 1926	0
	035	ASSETS RECEIVED IN PAYMENT - 1930	0
	040	PROVISION FOR ASSETS RECEIVED AS PAYMENT (CR) - 1935	0
	045	ASSETS ACQUIRED FROM REGISTERED INSTITUTIONS - 1940	0
	050	ASSETS ACQUIRED IN LEASING- - 1941	0
	055	DEPRECIATION OF ASSETS ACQUIRED IN LEASING (CR) 1942	0
	060	RESPONSIBILITIES - 1950	0
	065	PROVISION FOR RESPONSIBILITIES (CR) - 1955	0
	070	CULTURAL AND ARTISTIC ASSETS - 1960	0
	075	PROVISION FOR CULTURAL AND ARTISCTIC ASSETS (CR) - 1965	0
	080	INTANGIBLES - 1970	0
	085	ACCUMULATED AMORTIZATION OF INTANGIBLES (CR) - 1975	0
	090	PRINCIPAL AND SUBORDINATE - 1995	0
	095	ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH - 1996	0
	100	PROVIS. FOR ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH (CR) - 1997	0
	105	REAPPRAISALS - 1999	0
	999	SUBTOTAL OTHER ASSETS	14.641.867.000
07 CENTRAL BANK OPERATIONS	005	CENTRAL BANK OPERATIONS - 2105	0
	010	MONETARY REGULATION AND EXCHANGE SECURITIES - 2106	0
	015	EXPENSES PAYABLE - CENTRAL BANK OPERATIONS - 2107	0
	020	OPERATIONS OF DEPOSITS AND FINANCIAL SERVICES - 2110	0
	999	SUBTOTAL CENTRAL BANK OPERATIONS	0
08 PUBLIC CREDIT OPERATIONS	005	SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR-2202	0
	010	SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS - 2203	0
	015	SHORT-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR-2240	0
	020	SHORT-TERM GOVERNMENTAL LOANS -2241	0
	025	LONG-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR - 2245	0
	030	LONG-TERM GOVERNMENTAL LOANS 2246	0
	035	INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR-2260	0
	040	INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2261	0
	045	INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR-2262	0
	050	INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS -2263	0
	055	INTEREST ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2266	0
	060	INTEREST ON SHORT-TERM GOV. LOANS	0
	065	INTEREST ON LONG-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR- 2268	0
	070	INTEREST ON LONG-TERM GOV. LOANS - 2269	0
	075	FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORT. DURING FISCAL YEAR- 2280	0
	080	FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2281	0

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES THROUGH MARCH 31, 2005

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
	085	FEES ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2286	0
	090	FEES ON SHORT-TERM GOVERNMENTAL LOANS- 2287	0
	999	SUBTOTAL PUBLIC CREDIT OPERATIONS	**0**
09 OUTSTANDING DEBENTURES	005	LIQUIDITY MANAGEMENT - 2301	0
	010	CREDITS OBTAINED - 2302	83.213.183.000
	015	CREDITS TAKEN BY THE NATIONAL GUARANTEE FUNDS - 2303	0
	020	FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2315	0
	025	INTERESTS PAID FOR LIQUIDITY MANAGEMENT - 2320	0
	030	INTERESTS PAID ON CREDITS OBTAINED -2322	30.374.246.000
	035	INTERESTS PAID ON FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2323	0
	999	SUBTOTAL FINANCIAL DEBENTURES	**113.587.429.000**
010 ACCOUNTS PAYABLE	005	ACQUISITION OF LOCAL GOODS AND SERVICES - 2401	9.875.633.000
	010	TRANSFERS - 2403	0
	015	ACQUISITION OF FOREIGN GOODS AND SERVICES - 2406	9.881.426.000
	020	INSURANCE AND RE-INSURANCE OPERATIONS - 2415	0
	025	EQUITY TO BE PAID TO AFFILIATES - 2420	0
	030	CREDITORS - 2425	104.497.995.000
	035	GRANTED SUBSIDIES - 2430	0
	040	WITHOLDING AND DOCUMENT TAXES - 2436	2.914.068.000
	045	INDUSTRY AND COMMERCE WITHOLDING TAX PAYABLE - ICA - 2437	22.975.000
	050	TAXES, CONTRIBUTIONS, AND RATES PAYABLE - 2440	1.107.596.000
	055	VALUE ADDED TAX - VAT - 2445	318.685.000
	060	PAYMENTS IN ADVANCE RECEIVED - 2450	1.296.505.000
	065	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	0
	070	LEGAL CREDITS - 2460	0
	075	REWARDS TO BE PAID - 2465	0
	080	MANAGEMENT OF THE INTEGRAL SOCIAL SECURITY SYSTEM - 2470	0
	085	OTHER ACCOUNTS PAYABLE - 2490	65.351.383.000
	999	SUBTOTAL ACCOUNTS PAYABLE	**195.266.266.000**
011 LABOR LIABILITIES	005	SALARIES AND EMPLOYEE BENEFITS - 2505	7.239.940.000
	010	RETIREMENT PENSIONS PAYABLE - 2510	0
	015	SOCIAL SECURITY IN HEALTH - 2550	0
	020	SOCIAL SECURITY IN PROFESSIONAL RISKS - 2560	0
	025	SOCIAL SECURITY IN RETIREMENT PENSIONS -2570	0
	999	SUBTOTAL LABOR LIABILITIES	**7.239.940.000**
012 BONDS	005	RETIREMENT AND PENSION BONDS - 2625	0
	010	SECURITIES ISSUED - 2630	0
	999	SUBTOTAL BONDS	**0**
013 OTHER LIABILITIES	005	COLLECTIONS IN FAVOR OF THIRD PARTIES - 2905	120.960.238.000
	010	ANTICIPATED INCOME RECEIVED - 2910	5.758.782.000
	015	DEFERRED CREDITS -2915	0
	020	OPERATIONS WITH THE GUARANTY FUND - FOGAFIN - 2921	0
	025	OPERATIONS WITH GUARANTY FUND - FOGACOOP - 2922	0
	030	LIABILITES IN MANAGEMENT RESEARCH - 2996	0
	999	SUBTOTAL OTHER LIABILITIES	**126.719.020.000**

Financial Information for the Quarter ended on June 30, 2005

1320-2-

Ms.
LUZ STELLA DÍAZ DE VEGA
Head Public Offerings Division
SECURITIES AND EXCHANGE COMMISSION
Avenida El Dorado 68B-85,Torre B, 2nd Floor
Bogotá, D.C.

Subject: Information regarding placement of securities as on April of 2005

Dear Ms. Luz Stella,

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission, we are enclosing six (6) filled-out forms that correspond to the April 2005 monthly report for each issue of ISA's securities currently standing in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original document duly signed)

JAVIER G. GUTIERREZ P.
General Manager

cc: Colombian Stock Exchange, Mr. Juan Luis Ramirez Lozano -Information Director.
Carrera 7 No. 71-21, Torre B Office 201. Bogotá
1210 -Juan David Bastidas
1320, 9999

JA/Beatriz H.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: APRIL** **YEAR: 2005**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $100.000.000.000
No OF TITLES ISSUED: 1 SERIES ISSUED 2
INITIAL VALUE $100.000.000.000 NOMINAL VALUE $100,000,000,000

(7) **PLACEMENT TERM** INITIAL DATE 20 (D) 2 (M) 2004 (Y) ENDING DATE 20 (D) 2 (M) 2011 (Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) *AMOUNT $*	(11) *TERM (MONTHS)*	*RETURN AND/OR DIVIDEND*	*PERIODICITY OF PAYMENT*	(12) *% PLACED*	(13) *% PENDING*	(14) DATE OF NOTICE *(D/M/Y)*
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) **PLACED $**	**BUYERS**	(18) **PURCHASED $**
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)
JAVIER G. GUTIERREZ P. — Original duly signed
SUBSTITUTE GENERAL MANAGER — **SIGNATURE**

ELVIA MARIA BOLIVAR PUERTA — Original duly signed
INDEPENDENT AUDITOR — **SIGNATURE**
T.P. 15488-T

* **NOTE: In the case of offerings authorized for early filing that are offered in several issues** *(tranches), it is necessary to fill out this form for every issue (tranche) offered.*

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: APRIL** **YEAR: 2005**

(2) **PUBLICATION OF PUBLIC OFFERING NOTICE** DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $150.000.000.000 SERIES ISSUED 1
No OF TITLES ISSUED: 1 NOMINAL VALUE $150,000,000,000
INITIAL VALUE $150.000.000.000

(7) **PLACEMENT TERM** INITIAL DATE 20 (D) 2 (M) 2004 (Y) ENDING DATE 20 (D) 2 (M) 2016 (Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) *AMOUNT $*	(11) *TERM (MONTHS)*	*RETURN AND/OR DIVIDEND*	*PERIODICITY OF PAYMENT*	(12) *% PLACED*	(13) *% PENDING*	(14) *DATE OF NOTICE (D/M/Y)*
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III. **INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

UNDERWRITERS:	(17) **PLACED $**	**BUYERS**	(18) **PURCHASED $**
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)
JAVIER G. GUTIERREZ P. — Original duly signed
SUBSTITUTE GENERAL MANAGER — **SIGNATURE**

ELVIA MARIA BOLIVAR PUERTA — Original duly signed
INDEPENDENT AUDITOR — **SIGNATURE**
T.P. 15488-T

* **NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: APRIL YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 06 MONTH 12 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $108.865.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $108.865.000.000

SERIES ISSUED: 1
NOMINAL VALUE: $108.865.000.000

(7) PLACEMENT TERM INITIAL DATE 7 / 12 / 2004 (D M Y) ENDING DATE 7 / 12 / 2019 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $108.865.000.000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)

JAVIER G. GUTIERREZ P. — Original duly signed
SUBSTITUTE GENERAL MANAGER — **SIGNATURE**

ELVIA MARIA BOLIVAR PUERTA — Original duly signed
INDEPENDENT AUDITOR — **SIGNATURE**
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: APRIL** **YEAR: 2005**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 15 MONTH 10 YEAR 1998

(3) SUPERVALORES RESOLUTION No 0690 MONTH OCTOBER YEAR: 1998

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Securities [ ] Mixed

(6) TOTAL ISSUED $35.000.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $35.000.000.000
SERIES ISSUED 3
NOMINAL VALUE $35,000,000,000

(7) **PLACEMENT TERM** INITIAL DATE 19 (D) 1 (M) 1999 (Y) ENDING DATE 7 (D) 12 (M) 2006 (Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $35,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)
JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER

Original duly signed
SIGNATURE

ELVIA MARIA BOLIVAR PUERTA
INDEPENDENT AUDITOR

Original duly signed
SIGNATURE
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: APRIL YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 12 MONTH 04 YEAR 1999

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $204.197.410.420
No OF TITLES ISSUED: 1 SERIES ISSUED 4
INITIAL VALUE $200.737.404.000 NOMINAL VALUE $107.433.832.385 | $96.763.578.035

(7) PLACEMENT TERM INITIAL DATE 13 (D) 4 (M) 1999 (Y) ENDING DATE April 13, 2006 | April 13, 2009

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: $________________

(9) TOTAL ACCRUED OUTSTANDING: $204.197.410.420
As provided for in the Bond´s Prospectus, the total accrued outstanding amount increases in COP $3.460.006.420, according to the annual CPI in Colombia

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JAVIER G. GUTIERREZ P. — Original duly signed
(20) **SUBSTITUTE GENERAL MANAGER** — **SIGNATURE**

ELVIA MARIA BOLIVAR PUERTA — Original duly signed
INDEPENDENT AUDITOR — **SIGNATURE**
T.P. 15488-T

*** NOTE: *In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.***

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: APRIL** **YEAR: 2005**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 13 MONTH 07 YEAR 2001

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $130.000.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $130.000.000.000
SERIES ISSUED 1
NOMINAL VALUE $ 130,000,000,000

(7) **PLACEMENT TERM** INITIAL DATE 16 (D) 7 (M) 2001 (Y) ENDING DATE 16 (D) 7 (M) 2011 (Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20) JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER

Original duly signed
SIGNATURE

ELVIA MARIA BOLIVAR PUERTA
INDEPENDENT AUDITOR

Original duly signed
SIGNATURE
T.P. 15488-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

1320-2-

Ms.
LUZ STELLA DÍAZ DE VEGA
Head Public Offerings Division
SECURITIES AND EXCHANGE COMMISSION
Avenida El Dorado 68B-85,Torre B, 2nd Floor
Bogotá, D.C.

Subject: Information regarding placement of securities as on May of 2005

Dear Ms. Luz Stella,

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission, we are enclosing six (6) filled-out forms that correspond to the May 2005 monthly report for each issue of ISA's securities currently standing in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original document duly signed)

JAVIER G. GUTIERREZ P.
General Manager

cc: Colombian Stock Exchange, Mr. Juan Luis Ramirez Lozano -Information Director.
Carrera 7 No. 71-21, Torre B Office 201. Bogotá
1210 –Hernan Alonso Alzate Arias
1320, 9999

JA/Beatriz H.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: **MONTH: MAY** **YEAR: 2005**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $100.000.000.000
No OF TITLES ISSUED: 1 SERIES ISSUED 2
INITIAL VALUE $100.000.000.000 NOMINAL VALUE $100,000,000,000
(7) PLACEMENT TERM INITIAL DATE 20 2 2004 (D M Y) ENDING DATE 20 2 2011 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: (9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20) JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER

Original duly signed
SIGNATURE

ELVIA MARIA BOLIVAR PUERTA
INDEPENDENT AUDITOR

Original duly signed
SIGNATURE
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: **MONTH: MAY** **YEAR: 2005**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $150.000.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $150.000.000.000
SERIES ISSUED: 1
NOMINAL VALUE: $150.000.000.000

(7) PLACEMENT TERM INITIAL DATE 20 2 2004 (D M Y) ENDING DATE 20 2 2016 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)
JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER

Original duly signed
SIGNATURE

ELVIA MARIA BOLIVAR PUERTA
INDEPENDENT AUDITOR

Original duly signed
SIGNATURE
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: MAY YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 06 MONTH 12 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $108.865.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $108.865.000.000
SERIES ISSUED 1
NOMINAL VALUE $108,865,000,000

(7) PLACEMENT TERM INITIAL DATE 7 12 2004 (D M Y) ENDING DATE 7 12 2019 (D M Y)

II. PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $108.865.000.000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III. INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)
JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER

Original duly signed
SIGNATURE

ELVIA MARIA BOLIVAR PUERTA
INDEPENDENT AUDITOR

Original duly signed
SIGNATURE
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

0.000.000
000.000.000
35.000.000.000
$35,000,000,000

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION

Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH:MAY** **YEAR: 2005**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 15 MONTH 10 YEAR 1998

(3) SUPERVALORES RESOLUTION No 0690 MONTH OCTOBER YEAR: 1998

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $35.000.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $35.000.000.000
SERIES ISSUED 3
NOMINAL VALUE $35.000.000,000

(7) **PLACEMENT TERM** INITIAL DATE 19 / 1 / 1999 (D M Y) ENDING DATE 7 / 12 / 2006 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $35,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20) JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER

Original duly signed
SIGNATURE

ELVIA MARIA BOLIVAR PUERTA
INDEPENDENT AUDITOR

Original duly signed
SIGNATURE
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: MAY** **YEAR: 2005**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 12 MONTH 04 YEAR 1999

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $204.197.410.420
No OF TITLES ISSUED: 1 SERIES ISSUED 4
INITIAL VALUE $200.737.404.000 NOMINAL VALUE $107.433.832.385 | $96.763.578.035
(7) **PLACEMENT TERM** INITIAL DATE 13 (D) 4 (M) 1999 (Y) ENDING DATE April 13, 2006 | April 13, 2009

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: $________

(9) TOTAL ACCRUED OUTSTANDING: $204.197.410.420
As provided for in the Bond´s Prospectus, the total accrued outstanding amount increases in COP $3.460.006.420, according to the annual CPI in Colombia

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JAVIER G. GUTIERREZ P. — Original duly signed
(20) **SUBSTITUTE GENERAL MANAGER** — **SIGNATURE**

ELVIA MARIA BOLIVAR PUERTA — Original duly signed
INDEPENDENT AUDITOR — **SIGNATURE**
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: MAY** **YEAR: 2005**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 13 MONTH 07 YEAR 2001

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $130.000.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $130.000.000.000
SERIES ISSUED 1
NOMINAL VALUE $ 130,000,000,000

(7) **PLACEMENT TERM** INITIAL DATE 16 / 7 / 2001 (D M Y) ENDING DATE 16 / 7 / 2011 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:
(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) *AMOUNT $*	(11) *TERM (MONTHS)*	*RETURN AND/OR DIVIDEND*	*PERIODICITY OF PAYMENT*	(12) *% PLACED*	(13) *% PENDING*	(14) *DATE OF NOTICE (D/M/Y)*
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III. **INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

UNDERWRITERS:	(17) **PLACED $**	**BUYERS**	(18) **PURCHASED $**
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)
JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER

Original duly signed
SIGNATURE

ELVIA MARIA BOLIVAR PUERTA
INDEPENDENT AUDITOR

Original duly signed
SIGNATURE
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

1320-2-

Ms.
LUZ STELLA DÍAZ DE VEGA
Head Public Offerings Division
SECURITIES AND EXCHANGE COMMISSION
Avenida El Dorado 68B-85,Torre B, 2nd Floor
Bogotá, D.C.

Subject: Information regarding placement of securities as on June of 2005

Dear Ms. Luz Stella,

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission, we are enclosing six (6) filled-out forms that correspond to the June 2005 monthly report for each issue of ISA's securities currently standing in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original document duly signed)

JAVIER G. GUTIERREZ P.
General Manager

cc: Colombian Stock Exchange, Mr. Juan Luis Ramirez Lozano -Information Director.
Carrera 7 No. 71-21, Torre B Office 201. Bogotá
1210 –Hernan Alonso Alzate Arias
1320, 9999

JA/Beatriz H.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: JUNE YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $100.000.000.000
No OF TITLES ISSUED: 1 SERIES ISSUED 2
INITIAL VALUE $100.000.000.000 NOMINAL VALUE $100,000,000,000

(7) PLACEMENT TERM INITIAL DATE 20 (D) 2 (M) 2004 (Y) ENDING DATE 20 (D) 2 (M) 2011 (Y)

II. PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:
(9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III. INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JAVIER G. GUTIERREZ P. — Original duly signed
(20) **SUBSTITUTE GENERAL MANAGER** — **SIGNATURE**

ELVIA MARIA BOLIVAR PUERTA — Original duly signed
INDEPENDENT AUDITOR — **SIGNATURE**
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: MONTH: JUNE YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE — DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $150.000.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $150.000.000.000

SERIES ISSUED: 1
NOMINAL VALUE: $150,000,000,000

(7) PLACEMENT TERM — INITIAL DATE 20 (D) 2 (M) 2004 (Y) — ENDING DATE 20 (D) 2 (M) 2016 (Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)
JAVIER G. GUTIERREZ P. — Original duly signed
SUBSTITUTE GENERAL MANAGER — **SIGNATURE**

ELVIA MARIA BOLIVAR PUERTA — Original duly signed
INDEPENDENT AUDITOR — **SIGNATURE**
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA

SECURITIES AND EXCHANGE COMMISSION

Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH:JUNE** **YEAR: 2004**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 06 MONTH 12 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $108.865.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $108.865.000.000
SERIES ISSUED: 1
NOMINAL VALUE: $108,865,000,000

(7) **PLACEMENT TERM** INITIAL DATE 7 / 12 / 2004 (D M Y) ENDING DATE 7 / 12 / 2019 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $108.865.000.000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) *AMOUNT $*	(11) *TERM (MONTHS)*	*RETURN AND/OR DIVIDEND*	*PERIODICITY OF PAYMENT*	(12) *% PLACED*	(13) *% PENDING*	(14) DATE OF NOTICE *(D/M/Y)*
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) **PLACED $**	**BUYERS**	(18) **PURCHASED $**
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20) JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER

Original duly signed
SIGNATURE

ELVIA MARIA BOLIVAR PUERTA
INDEPENDENT AUDITOR

Original duly signed
SIGNATURE
T.P. 15488-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

0,000,000
000,000,000
35,000,000,000
$35,000,000,000

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH:JUNE** **YEAR: 2005**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 15 MONTH 10 YEAR 1998

(3) SUPERVALORES RESOLUTION No 0690 MONTH OCTOBER YEAR: 1998

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $35.000.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $35.000.000.000
SERIES ISSUED: 3
NOMINAL VALUE: $35.000.000.000

(7) **PLACEMENT TERM** INITIAL DATE 19 / 1 / 1999 (D M Y) ENDING DATE 7 / 12 / 2006 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:
(9) TOTAL ACCRUED OUTSTANDING: $35,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) *AMOUNT $*	(11) *TERM (MONTHS)*	*RETURN AND/OR DIVIDEND*	*PERIODICITY OF PAYMENT*	(12) *% PLACED*	(13) *% PENDING*	(14) *DATE OF NOTICE (D/M/Y)*
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT (17) (18)

UNDERWRITERS:	**PLACED $**	**BUYERS**	**PURCHASED $**
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)
JAVIER G. GUTIERREZ P. — Original duly signed
SUBSTITUTE GENERAL MANAGER — **SIGNATURE**

ELVIA MARIA BOLIVAR PUERTA — Original duly signed
INDEPENDENT AUDITOR — **SIGNATURE**
T.P. 15488-T

* **NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: JUNE** **YEAR: 2005**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 12 MONTH 04 YEAR 1999

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $204.197.410.420
No OF TITLES ISSUED: 1 SERIES ISSUED 4
INITIAL VALUE $200.737.404.000 NOMINAL VALUE $107.433.832.385 | $96.763.578.035
(7) **PLACEMENT TERM** INITIAL DATE 13 (D) 4 (M) 1999 (Y) ENDING DATE April 13, 2006 | April 13, 2009

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: $________

(9) TOTAL ACCRUED OUTSTANDING: $204.197.410.420
As provided for in the Bond´s Prospectus, the total accrued outstanding amount increases in COP $3.460.006.420, according to the annual CPI in Colombia

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) *AMOUNT $*	(11) *TERM (MONTHS)*	*RETURN AND/OR DIVIDEND*	*PERIODICITY OF PAYMENT*	(12) *% PLACED*	(13) *% PENDING*	(14) *DATE OF NOTICE (D/M/Y)*
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

JAVIER G. GUTIERREZ P. — Original duly signed
(20) **SUBSTITUTE GENERAL MANAGER** — **SIGNATURE**

ELVIA MARIA BOLIVAR PUERTA — Original duly signed
INDEPENDENT AUDITOR — **SIGNATURE**
T.P. 15488-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: JUNE** **YEAR: 2005**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 13 MONTH 07 YEAR 2001

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $130.000.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $130.000.000.000
SERIES ISSUED: 1
NOMINAL VALUE: $ 130,000,000,000

(7) **PLACEMENT TERM** INITIAL DATE 16 / 7 / 2001 (D M Y) ENDING DATE 16 / 7 / 2011 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20) JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER

Original duly signed
SIGNATURE

ELVIA MARIA BOLIVAR PUERTA
INDEPENDENT AUDITOR

Original duly signed
SIGNATURE
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

1320-2-

August 1st, 2005

Doctor
CÉSAR ÉDGAR RUEDA GÓMEZ
Chief, National Intermediary Securities Registrar Division
COLOMBIAN SECURITIES AND EXCHANGE COMMISSION
Avenida el Dorado 68B-85,Torre B, Piso 2
Bogotá, D.C.

SUBJECT: Report second quarter of 2005

Dear doctor Rueda:

In compliance with External Circular 002 of March 8th, 2001, issued by the Colombian Securities and Exchange Commission, we cordially deliver forms 180 through 188 (eleven folios) duly filled out. These forms contain Interconexión Eléctrica S.A. E.S.P.'s financial information for the period through June 30, 2005.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original signed)

JAVIER G. GUTIÉRREZ P.
General Manager

(Original signed)

JAIRO ALBERTO ALZATE PINO
Accountant T.P. 8671-T

Copy: Dr. Juan Luis Ramírez Lozano, Information Director, Colombian Stock Exchange, Carrera 8 13-82, 7th floor, Bogotá D.C.
1210-Mr. Juan David Bastidas Saldarriaga
1320, 9999

AA//BeatrizH

ATTACHMENT S-18
FORM 180 - RESIDENTIAL PUBLIC UTILITIES

DEBTORS BY AGES
THROUGH JUNE 30, 2005

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 CURRENT	Column 02 UP TO 30 DAYS PAST DUE	Column 03 31 - 360 DAYS PAST DUE	Column 04 MORE THAN 360 DAYS PAST DUE
01	005	ACCOUNTS RECEIVABLE- 130000				
	010	NON-TAX INCOME - 1401				
	015	CONTRIBUTIONS AND QUOTES - 1402				
	020	PARAFISCAL INCOME- 1403				
	025	SPECIAL FUNDS - 1404				
	030	SALE OF GOODS - 1406				
	035	RENDERING OF SERVICES - 1407				
	040	PUBLIC UTILITIES - 1408	161.256.383.711	44.354.791	56.165.498	10.108.160.405
	045	HEALTH SERVICES - 1409				
	050	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410				
	055	MANAGEMENT OF THE HEALTH SOCIAL SECURITY SERVICE - 1411				
	060	TRANSFERS RECEIVABLE - 1413				
	065	LOANS GRANTED - 1415	68.065.819.883			
	070	GOVERNMENT LOANS GRANTED - 1416				
	075	MANAGEMENT OF THE PENSION SOCIAL SECURITY SYSTEM - 1417				
	080	MANAGEMENT OF THE SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS - 1418				
	085	ADVANCES DISBURSED - 1420	538.194.350			
	090	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS - 1422	12.924.935.222			
	095	DEPOSITS DISBURSED - 1425				
	100	RIGHTS FOR REPURCHASE OF DEBTORS - 1427				
	105	GUARANTEES FUND - FOGAFIN - 1428				
	110	GUARANTEES FUND - FOGACOOP - 1429				
	115	OTHER DEBTORS - 1470	29.336.860.340			
	120	DEBTS OF DIFFICULT COLLECTION - 1475				
	125	QUOTAS ANS SHARES IN PENSION BONDS AND TITLES - 1476				
	130	PROVISION FOR DEBTORS (CR) - 1480	-16.937.083.978			
	999	SUBTOTAL	255.185.109.528	44.354.791	56.165.498	10.108.160.405

ATTACHMENT S-19
FORM 181 RESIDENTIAL PUBLIC UTILITIES
ACCOUNTS PAYABLE BY AGES
THROUGH JUNE 30, 2005

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 CURRENT	Column 02 UP TO 30 DAYS PAST DUE	Column 03 FROM 30 TO 90 DAYS PAST DUE	Column 04 FROM 91 TO 360 DAYS PAST DUE	Column 05 MORE THAN 360 DAYS PAST DUE
01	005	CENTRAL BANK & FINANCIAL INST. OPERATIONS 210000					
	010	PUBLIC CREDIT OPERATIONS - 220000	728.062.410.000				
	015	FINANCIAL OBLIGATIONS - 230000	381.113.724.000				
	020	ACQUISITION OF NATIONAL GOODS AND SERVICES -2401	12.960.403.000				
	025	TRANSFERS - 2403	0				
	030	ACQUISITION OF GOODS AND SERVICES ABROAD - 2406	360.768.000				
	035	INSURANCE & RE-INSURANCE OPERATIONS - 2415	0				
	040	CONTRIBUTIONS PAYABLE TO AFFILIATES - 2420	0				
	045	CREDITORS - 2425	79.884.049.000				
	050	ASSIGNED SUBSIDIES- 2430	0				
	055	WITHOLDING AND DOCUMENT TAXES - 2436	3.278.891.000				
	060	INDUSTRY & COMMERCE WITHOLDING TAX-ICA- 2437	45.561.000				
	065	TAXES, CONTRIBUTIONS & RATES PAYABLE - 2440	1.992.943.000				
	070	ADDED VALUE TAX - IVA - 2445	721.008.000				
	075	ADVANCES RECEIVED - 2450	1.037.038.000				
	080	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	566.050.000				
	085	LEGAL CREDITS - 2460	0				
	090	REWARDS PAYABLE - 2465	0				
	095	MANAGEMENT OF SOCIAL SECURITY SYSTEM - 2470	0				
	100	OTHER ACCOUNTS PAYABLE- 2490	89.480.028.000				
	105	LABOR LIAB. AND EMPLOYEES BENEFITS -250000	6.966.776.000				
	110	OTHER BONDS AND SECURITIES ISSUED - 260000	0				
	115	ESTIMATED LIABILITIES - 270000	180.467.561.000				
	120	OTHER LIABILITIES - 290000	307.294.451.000				
	999	TOTAL LIABILITIES	1.794.231.661.000				

ATTACHMENT S-20

FORM - 182 RESIDENTIAL PUBLIC UTILITIES SECTOR

ASSETS PLEDGED OR GIVEN IN GUARANTEE

THROUGH JUNE 30, 2005

(IN COP PESOS)

Capture Code	Line Code	LINE DESCRIPTION	Column 01 AMOUNT IN GUARANTEE (*)
01	005	INVESTMENTS	
	010	ACCOUNTS RECEIVABLE	
	015	DEBTORS	
	020	INVENTORY	
	025	PROPERTIES, PLANT AND EQUIPMENT	
	030	GOODS FOR PUBLIC BENEFIT AND USAGE	
	035	NATURAL AND ENVIRONMENTAL RESOURCES	
	040	OTHER ASSETS	
	999	**Total Pledged Assets**	0

(*) THE PLEDGED AMOUNT IS BASED ON THE PLEDGED ASSET'S COMMERCIAL VALUE, INCLUDING REAPPRAISALS

ATTACHMENT S-21

FORM 183 RESIDENTIAL PUBLIC UTILITIES SECTOR

INFORMATION ABOUT THE 20 PRINCIPAL SHAREHOLDERS BY TYPE OF SHARE

THROUGH JUNE 30, 2005

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 IDENTIFICATION TYPE (1)	Column 02 IDENTIFICATION	Column 03 No. OF SHARES OWNED	
01	001	REPUBLIC OF COLOMBIA (MINISTRY OF FINANCE AND PUBLIC CREDIT)	2	8999990902	569.472.561	58,219%
	002	EMPRESAS PUBLICAS DE MEDELLIN E.S.P.	2	8909049961	102.582.317	10,487%
	003	MANDATORY PENSION FUND PROTECCION	2	8002297390	31.596.734	3,230%
	004	EMPRESA DE ENERGIA DE BOGOTA S.A. E.S.P.	2	8999990823	17.535.441	1,793%
	005	MANDATORY PENSION FUND COLFONDOS	2	8002279406	12.909.059	1,320%
	006	PENSION FUND HORIZONTE	2	8002319671	11.344.617	1,160%
	007	PENSION FUND SANTANDER	2	8002248278	9.021.158	0,922%
	008	MANDATORY PENSION FUND PORVENIR	2	8002248088	6.570.374	0,672%
	009	FIDUCOLOMBIA - ISA ADR PROGRAM	2	8301393701	3.855.000	0,394%
	010	STICHTING PENSIOENFONDS ABP	2	8301289274	2.680.162	0,274%
	011	PENSION FUND PROTECCION	2	8001982815	2.186.347	0,224%
	012	SUBFONDO PENSIOENFONDS PGGM	2	8300180333	2.159.189	0,221%
	013	EMERGING MARKETS INVR OMNIBUS	2	8002180292	2.027.164	0,207%
	014	INVESTMENT FUND ACCION	2	8001759243	2.000.000	0,204%
	015	MINEWORKERS PENSION SCHEME	2	8300445950	1.706.090	0,174%
	016	CENTRAL HIDROELECTRICA DE CALDAS	2	8908001286	1.660.366	0,170%
	017	MANDATORY PENSION FUND SKANDIA S.A.	2	8002530552	1.444.620	0,148%
	018	THE PENSION RESERVE INVESTMENT TRUST FUND	2	8300293865	1.392.118	0,142%
	019	PENSION AND SEVERANCE PAYS FUND COLFONDOS	2	8001986445	1.384.697	0,142%
	020	SF BARCLAYS GLOBAL INVESTORS SERVICES NA	2	8300252038	1.350.000	0,138%
	021	REPURCHASED ORDINARY SHARES			17.820.122	1,822%
	090	Other shareholders with less participation			175.463.669	17,938%
	999	Subtotal Common Shares			**978.161.805**	**100,0%**
02	001	Shareholder with preferred dividend 1				
	002	Shareholder with preferred dividend 2				
	....	....				
	020	Shareholder with preferred dividend 20				
	021	REPURCHASED PREFERRED SHARES				
	090	Other shareholders with less participation				
	999	Subtotal Preferred Shares without Voting Right				
03	001	Shareholder with priviledged shares 1				
	002	Shareholder with priviledged shares 2				
	....	....				
	020	Shareholder with priviledged shares 20				
	021	REPURCHASED PRIVILEDGED SHARES				
	090	Other shareholders with less participation				
	999	Subtotal Priviledged Shares				
04	999	Total Outstanding Shares			**960.341.683**	
05	999	TOTAL REPURCHASED SHARES			**17.820.122**	

MAF

ATTACHMENT S-22

FORM 184 RESIDENTIAL PUBLIC UTILITIES SECTOR
INVESTMENT DISCRIMINATION BY RECEPTOR AGENT
THROUGH JUNE 30, 2005

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01	COLUMN 02	COLUMN 03	COLUMN 04	COLUMN 05	COLUMN 06	COLUMN 07	COLUMN 08	COLUMN 09	COLUMN 10
			I.D.	INDENTIFICATION	RELATION	ACCIONES						
			TYPE (1)	(2)	TYPE (3)	ORDINARY ($MM)	With Preferred Dividend and without Voting Right ($)	Other Variable Inc. Investments ($)	Total Variable Income Investments ($)	% of total part. shares in receptor society	Installmts. or parts of social interest ($)	% of part.in total installments or parts of social interest in investment assignee
01	001	TRANSELCA S.A. E.S.P.	2	802.007.669-8	F	397.275	0	0	397.275	65,00	0	0
	002	INTERNEXA S.A. E.S.P	2	811.021.654-9	F	109.213	0	0	109.213	99,99	0	0
	003	FLYCOM COMUNICACIONES S.A. E.S.P.	2	830.066.603-3	F	7.552	0	0	7.552	75,04	0	0
	004	ISA-PERU	2	20501844986	F	18.368	0	0	18.368	28,07	0	0
	005	REP	2	2050464504	F	101.181	0	0	101.181	30,00	0	0
	006	ISA-BOLIVIA	2	10772588	F	27.954	0	0	27.954	51,00	0	0
	....	....										
	050	Company 50										
	090	**Other Companies**										
	999	**Net Total**				661.542			661.542			

NOTA: NOTE: (1) The identification type corresponds to the statement in Record Type-8
(2) Relation of companies where the issuer owns more that 10% of the shares or quotas and parts of social interest of such companies including reappraisals.
(3) F: Affiliate, S: Subsidiary, C: Commercial
($) The amount must be reported in Colombian pesos
The shaded fields should not be filled out

ATTACHMENT - S-23

FORM 185 RESIDENTIAL PUBLIC UTILITIES SECTOR

CASH FLOW STATEMENT THROUGH JUNE 30, 2005

THOUSANDS OF COP$

Capture Unit	Line Code	LINE DESCRIPTION	Column 01	Column 02	Column 03
			EXECUTED IN QUARTER		
			APRIL	MAY	JUNE
01	005	RECEIVED FOR SALE OF GOODS, SERVICES AND/OR OPERATING INCOME	60.173.267	56.588.460	63.867.846
	010	PAYMENTS TO SUPPLIERS	4.748.844	5.036.982	4.742.051
	015	PAYMENTS FOR WAGES, SALARIES, AND BENEFITS	5.357.663	7.545.875	13.661.533
	020	PAYMENTS FOR PRODUCTION EXPENSES	915.283	342.793	188.363
	025	PAYMENTS FOR ADMINISTRATION EXPENSES	0	0	0
	030	PAYMENTS FOR SALES EXPENSES	0	0	0
	090	OTHER OPERATING INCOME	2.259.365	5.109.357	2.838.782
	999	SUBTOTAL (CASH GENERATED BY OPERATION)	57.074.969	54.151.943	53.045.096
02	005	INVESTMENTS IN PROPERTIES, PLANTS AND EQUIPMENT	3.700.568	4.568.880	5.745.293
	010	INCOME FROM SALES OF PROPERTIES, PLANTS AND EQUIPMENT	93.761	0	0
	999	SUBTOTAL(NET CASH INVESTMENT IN CAPITAL GOODS)	-3.606.807	-4.568.880	-5.745.293
03	005	INVESTMENTS IN SHARES AND SOCIAL INTEREST INSTALLMENTS	0	0	0
	010	INCOME FROM SALE OF SHARES AND SOCIAL INTEREST INSTALLMNTS	0	0	0
	015	INVESTMENTS IN SHORT-TERM DEBT SECURITIES	0	0	0
	020	INVESTMENTS IN LONG-TERM DEBT SECURITIES	0	0	0
	025	INCOME FROM SALES OF DEBT SECURITIES	0	0	0
	030	DIVIDENDS RECEIVED	96.636	0	0
	035	INTEREST AND MONETARY CORRECTION RECEIVED	255.743	356.545	425.429
	999	**SUBTOTAL(CASH FLOW FOR INVESTMENTS IN SECURITIES)**	255.743	356.545	425.429
04	999	**TOTAL NET CASH USED IN INVESTMENTS**	-3.351.064	-4.212.334	-5.319.864
05	005	NEW DEBT ISSUANCES	0	0	0
	010	PAYMENT OF PRINCIPAL INTALLMENTS OF DEBT SECURITIES	0	0	0
	015	INTEREST PAYMENT ON DEBT SECURITIES	0	0	0
	020	LOANS RECEIVED	28.460.006	0	0
	025	INSTALLMENTS PAID ON LOAN'S PRINCIPAL	20.356.843	0	1.880.574
	030	INTEREST PAID ON LOANS	21.247.591	7.555.000	7.460.025
	035	ISSUE OF SHARES	0	5.361	0
	040	DIVIDENDS PAID	25.449.015	0	0
	999	SUBTOTAL (CASH FOR FINANCING)	-38.593.443	-7.549.639	-9.340.599
06	005	CASH INCOME FOR OTHER CONCEPTS	367.463.142	348.996.192	367.124.301
	010	CASH OUTAGES FOR OTHER CONCEPTS	397.717.000	384.559.083	395.939.272
	999	SUBTOTAL (NET FLOW FOR OTHER CONCEPTS)	-30.253.859	-35.562.891	-28.814.971
07	999	**TOTAL CASH NET INCREASE**	-15.123.397	6.827.079	9.569.662
08	005	BEGINNING CASH	138.228.624	123.105.227	129.932.306
09	005	END CASH	123.105.227	129.932.306	139.501.968

NOTE: The effective executed cash flow of the quarter must be reported.

Not only income, but outcome must be reported with a plus sign. Not withstanding, net amounts must be reported with the sign resulting from the movement of sub-acc

ATTACHMENT S-24

FORM 186 RESIDENTIAL PUBLIC UTILITIES SECTOR

GENERAL FINANCIAL INFORMATION ON SHARES AND SHAREHOLDERS THROUGH JUNE 30, 2005

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 No. OF SHAREHOLDERS	COLUMN 02 No. OF SHARES
		COMPOSITION OF SHAREHOLDERS AND SHARES		
01	005	COMMON SHARES	69.019	960.341.683
	010	PRIVILEDGED SHARES	0	0
	015	SHARES WITH PREFERRED DIVIDEND AND NO VOTING RIGHT	0	0
	999	TOTAL	69.019	960.341.683
		COMPOSITION OF SHAREHOLDERS		
02	005	% THAT REPRESENTS PERSONS	98,81	14,81
	010	% THAT REPRESENTS COMPANIES	1,19	85,19
	999	TOTAL	100,00	100,00
03	005	% THAT REPRESENTS FOREIGN INVESTORS	0,03	1,65
	010	% THAT REPRESENTS LOCAL INVESTORS	99,97	98,35
	999	TOTAL	100,00	100,00
04	005	% THAT REPRESENTS INVESTMENT FROM PUBLIC INSTITUTIONS	1,07	82,39
	010	% THAT REPRESENTS INVESTMENT FROM PRIVATE INSTITUTIONS	98,70	15,46
	015	% THAT REPRESENTS INVESTMENT FROM MIXED-OWNERSHIP INSTITUTIONS	0,24	2,15
	999	TOTAL	100,00	100,00
05		**RANGES ACCORDING TO PERCENTAGE OF INDIVIDUAL SHARES OWNED**		
	005	UP TO - 3.00 %	69.016	256.690.071
	010	3.01 % - 10.00 %	1	31.596.734
	015	10.01 % - 20.00 %	1	102.582.317
	020	20.01 % - 30.00 %	0	0
	025	30.01 % - 40.00 %	0	0
	030	40.01 % - 50.00 %	0	0
	035	MORE THAN 50.00 %	1	569.472.561
	999	**TOTAL**	69.019	960.341.683
06		**RANGES ACCORDING TO NUMBER OF INDIVIDUAL SHARES OWNED**		
	005	1-1000	37.742	22.559.667
	010	1001-5000	26.485	52.191.942
	015	5001-10000	2.761	18.694.091
	020	10001-50000	1.735	33.213.700
	025	50001-100000	139	9.481.795
	030	100001-500000	118	24.199.739
	035	MORE THAN 500000	39	800.000.749
	999	**TOTAL**	69.019	960.341.683

ATTACHMENT S-25
FORM 187 RESIDENTIAL PUBLIC UTILITIES SECTOR GENERAL FINANCIAL INFORMATION ON EQUITY AND OTHER ENTRIES THROUGH JUNE 30, 2005

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01	005	SHARE NOMINAL VALUE	32,800000005352
	010	EQUITY VALUE PER SHARE WITH REAPPRAISAL	2.833,00
	015	EQUITY VALUE PER SHARE WITHOUT REAPPRAISAL	1.640,75
	020	PROFIT PER SHARE	108,24
	025	LOSS PER SHARE	
02	005	DECREED DIVIDEND VALUE OF ORDINARY SHARES	101.796.200.662
	010	DECREED DIVIDEND VALUE OF OTHER SHARES	0
	015	DECREED DIVIDEND VALUE OF PREFFERED DIVIDEND SHARES	0
	999	DECREED DIVIDENDS TOTAL VALUE	101.796.200.662
03	005	TOTAL DIVIDEND VALUE PER ORDINARY SHARE	106
	010	TOTAL DIVIDEND IN CASH PER ORDINARY SHARE	0
	015	PERIOCITY OF DIVIDEND PAYMENT PER ORDINARY SHARE (1)	90
	020	NUMBER OF DIVIDEND PAYMENTS PER ORDINARY SHARE	4
	025	FIRST PAYMENT DATE	July 19, 2005
	030	DIVIDEND VALUE PER ORDINARY SHARE IN SHARES	0
	035	EXTRAORDINARY DIVIDEND VALUE PER SHARE	0
	040	DIVIDEND VALUE PER PRIVILIEDGED SHARE	0
	045	DIVIDEND VALUE PER SHARE WITH PREFERRED DIVIDEND	0
04	005	TOTAL NUMBER OF EMPLOYEES	783
	010	% PERMANENT EMPLOYEES	100
	015	% TEMPORARY EMPLOYEES	0
05	005	DEPRECIATION EXPENSE IN THE PERIOD	2.947.947.000
06	005	% USAGE OF INSTALLED CAPACITY	100
07	005	CASH PURCHASES IN LOCAL MARKET	0
	010	CASH PURCHASES IN FOREIGN MARKETS	0
	015	CREDIT PURCHASES IN LOCAL MARKET	103.553.973.000
	020	CREDIT PURCHASES IN FOREIGN MARKETS	3.026.731.000
	999	TOTAL PURCHASES	106.580.704.000
08	005	CASH SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	0
	010	CASH SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	0
	015	CREDIT SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	361.583.262.410
	020	CREDIT SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	0
	999	TOTAL INCOME FROM SALES AND/OR SERVICES RENDERED	361.583.262.410
09	005	PERIODICITY OF ISSUER'S ACCOUNTING CLOSING (2)	A

(1) Periodicity of dividends payment in number of days.

(2) A: ANNUALY S: SEMI ANNUALY T: QUARTERLY

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES THROUGH JUNE 30, 2005

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01 INVESTMENTS	005	LIQUIDITY MGMNT. INVESTMENTS - FIXED INCOME -1201	7.523.644.000
	010	LIQUIDITY MGMNT. INVESTMENTS - VARIABLE YIELD -1202	21.643.046.000
	015	INVESTMENTS FOR POLITICAL PURPOSES - FIXED INCOME -1203	0
	020	INVESTMENTS - HEDGING OPERATIONS -1206	0
	025	EQUITY INVESTMENTS - COST METHOD -1207	0
	030	EQUITY INVESTMENTS - PARTICIPATION METHOD - 1208	0
	035	FIXED INCOME INVESTMENTS - DTN - 1209	0
	040	FIXED INCOME INVESTMENTS - ADMINISTRATED FUNDS - DTN -1211	0
	045	INVESTMENTS OF INTERNATIONAL RESERVES - 1212	0
	050	RIGHTS OF REPURCHASE OF INVESTMENTS - 1220	0
	055	PROVISION FOR INVESTMENTS PROTECTION (CR) - 1280	0
	999	SUBTOTAL, INVESTMENTS	**29.166.690.000**
02 ACCOUNTS RECEIVABLE	005	CURRENT FISCAL YEAR 1305	0
	010	PREVIOUS FISCAL YEAR - 1310	0
	015	DIFFICULT COLLECTION - 1315	0
	020	PROVISION FOR ACCOUNTS RECEIVABLE (CR) - 1380	0
	999	SUBTOTAL ACCOUNTS RECEIVABLE	**0**
03 DEBTORS	005	NON-TAX INCOME -1401	0
	010	CONTRIBUTION AND QUOTES - 1402	0
	015	PARAFISCAL INCOME - 1403	0
	020	SPECIAL FUNDS - 1404	0
	025	SALE OF GOODS - 1406	0
	030	RENDERING OF SERVICES - 1407	0
	035	PUBLIC UTILITIES - 1408	139.021.879.000
	040	HEALTH SERVICES - 1409	0
	045	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410	0
	050	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN HEALTH-1411	0
	055	TRANSFERS RECEIVABLE - 1413	0
	060	LOANS GRANTED - 1415	21.951.941.000
	065	GOVERNMENT LOANS GRANTED - 1416	0
	070	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PENSIONS-1417	0
	075	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS- 1418	0
	080	PAYMENTS IN ADVANCE DISBURSED - 1420	773.216.000
	085	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS-1422	17.606.750.000
	090	DEPOSITS DELIVERED - 1425	0
	095	DEBTORS' RIGHTS OF REPURCHASE - 1427	0
	100	GURANTEES FUND - FOGAFIN - 1428	0
	105	GUARANTEES FUND - FOGACOOP - 1429	0
	110	OTHER DEBTORS - 1470	35.275.583
	115	DIFFICULT COLLECTION DEBTS - 1475	0
	120	QUOTES OR PARTS OF BONDS AND PENSION SECURITIES - 1476	0
	125	PROVISION FOR DEBTORS (CR) - 1480	-16.670.598.000
	999	SUBTOTAL DEBTORS	**162.718.463.583**
04 GOODS FOR PUBLIC BENEFIT AND USAGE	005	MATERIALS - 1703	0
	010	MATERIALS IN TRANSIT - 1704	0
	015	GOODS FOR PUBLIC BENEFIT AND USE IN CONSTRUCTION -1705	0
	020	GOODS FOR PUBLIC BENEFIT AND USE IN SERVICE - 1710	0
	025	HISTORICAL AND CULTURAL GOODS - 1715	0
	030	GOODS FOR PUBLIC BENEFIT AND USE GIVEN IN MANAGEMENT - 1720	0
	035	ACCUMULATED AMORTIZATION OF GOODS FOR PUBLIC BENEFIT AND USE (CR) - 1785	0
	999	SUBTOTAL GOODS FOR PUBLIC BENEFIT AND USE	**0**
05 RESOURCES	005	RENEWABLE NATURAL RESOURCES IN CONSERVATION-1804	0
	010	INVESTMENTS IN IRENEWABLE NATURAL RESOURCES IN CONSERVATION-1806	0
	015	RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1810	0

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES THROUGH JUNE 30, 2005

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
	020	ACCUMULATED EXAUSTION OF RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1815	0
	025	NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION -1820	0
	030	ACCUMULATED EXAUSTION OF NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR) 1825	0
	035	INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1830	0
	040	ACCUM. AMORT. OF INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOIT. (CR) -1835	0
	045	INVESTMENT IN NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION 1840	0
	050	ACCUM. AMORT. IN NON-RENEWABLE NAT. RES. IN EXPLOIT. (CR) 1845	0
	999	SUBTOTAL RESOURCES	**0**
06 OTHER ASSETS	005	EXPENSES PAID IN ADVANCE - 1905	5.276.394.000
	010	DEFERRED CHARGES - 1910	5.398.740.000
	015	PROJECTS AND IMPROVEMENTS IN THIRD-PARTIES PROPERTY - 1915	0
	020	ASSETS GIVEN TO THIRD PARTIES - 1920	0
	025	ACCUMMULATED AMORTIZATION OF ASSETS GIVEN TO THIRD PARTIES (CR) -1925	0
	030	ASSETS AND RIGHTS IN SECURITIZATION PROCESSES - 1926	0
	035	ASSETS RECEIVED IN PAYMENT - 1930	0
	040	PROVISION FOR ASSETS RECEIVED AS PAYMENT (CR) - 1935	0
	045	ASSETS ACQUIRED FROM REGISTERED INSTITUTIONS - 1940	0
	050	ASSETS ACQUIRED IN LEASING- - 1941	0
	055	DEPRECIATION OF ASSETS ACQUIRED IN LEASING (CR) 1942	0
	060	RESPONSIBILITIES - 1950	0
	065	PROVISION FOR RESPONSIBILITIES (CR) - 1955	0
	070	CULTURAL AND ARTISTIC ASSETS - 1960	0
	075	PROVISION FOR CULTURAL AND ARTISCTIC ASSETS (CR) - 1965	0
	080	INTANGIBLES - 1970	0
	085	ACCUMULATED AMORTIZATION OF INTANGIBLES (CR) - 1975	0
	090	PRINCIPAL AND SUBORDINATE - 1995	0
	095	ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH - 1996	0
	100	PROVIS. FOR ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH (CR) - 1997	0
	105	REAPPRAISALS - 1999	0
	999	SUBTOTAL OTHER ASSETS	**10.675.134.000**
07 CENTRAL BANK OPERATIONS	005	CENTRAL BANK OPERATIONS - 2105	0
	010	MONETARY REGULATION AND EXCHANGE SECURITIES - 2106	0
	015	EXPENSES PAYABLE - CENTRAL BANK OPERATIONS - 2107	0
	020	OPERATIONS OF DEPOSITS AND FINANCIAL SERVICES - 2110	0
	999	SUBTOTAL CENTRAL BANK OPERATIONS	**0**
08 PUBLIC CREDIT OPERATIONS	005	SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR 2202	0
	010	SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS - 2203	0
	015	SHORT-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR-2240	0
	020	SHORT-TERM GOVERNMENTAL LOANS -2241	0
	025	LONG-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR - 2245	0
	030	LONG-TERM GOVERNMENTAL LOANS 2246	0
	035	INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR-2260	0
	040	INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2261	0
	045	INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR -2262	0
	050	INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS -2263	0
	055	INTEREST ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2266	0
	060	INTEREST ON SHORT-TERM GOV. LOANS	0
	065	INTEREST ON LONG-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR- 2268	0
	070	INTEREST ON LONG-TERM GOV. LOANS - 2269	0
	075	FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORT. DURING FISCAL YEAR- 2280	0
	080	FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2281	0

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES THROUGH JUNE 30, 2005

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
	085	FEES ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2286	0
	090	FEES ON SHORT-TERM GOVERNMENTAL LOANS- 2287	0
	999	SUBTOTAL PUBLIC CREDIT OPERATIONS	**0**
09 OUTSTANDING DEBENTURES	005	LIQUIDITY MANAGEMENT - 2301	0
	010	CREDITS OBTAINED - 2302	91.207.480.000
	015	CREDITS TAKEN BY THE NATIONAL GUARANTEE FUNDS - 2303	0
	020	FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2315	0
	025	INTERESTS PAID FOR LIQUIDITY MANAGEMENT - 2320	0
	030	INTERESTS PAID ON CREDITS OBTAINED -2322	18.742.106.000
	035	INTERESTS PAID ON FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2323	0
	999	SUBTOTAL FINANCIAL DEBENTURES	**109.949.586.000**
010 ACCOUNTS PAYABLE	005	ACQUISITION OF LOCAL GOODS AND SERVICES - 2401	12.960.403.000
	010	TRANSFERS - 2403	0
	015	ACQUISITION OF FOREIGN GOODS AND SERVICES - 2406	360.768.000
	020	INSURANCE AND RE-INSURANCE OPERATIONS - 2415	0
	025	EQUITY TO BE PAID TO AFFILIATES - 2420	0
	030	CREDITORS - 2425	79.884.049.000
	035	GRANTED SUBSIDIES - 2430	0
	040	WITHOLDING AND DOCUMENT TAXES - 2436	3.278.892.000
	045	INDUSTRY AND COMMERCE WITHOLDING TAX PAYABLE - ICA - 2437	45.561.000
	050	TAXES, CONTRIBUTIONS, AND RATES PAYABLE - 2440	1.992.943.000
	055	VALUE ADDED TAX - VAT - 2445	721.008.000
	060	PAYMENTS IN ADVANCE RECEIVED - 2450	1.037.038.000
	065	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	0
	070	LEGAL CREDITS - 2460	0
	075	REWARDS TO BE PAID - 2465	0
	080	MANAGEMENT OF THE INTEGRAL SOCIAL SECURITY SYSTEM - 2470	0
	085	OTHER ACCOUNTS PAYABLE - 2490	67.472.040.000
	999	SUBTOTAL ACCOUNTS PAYABLE	**167.752.702.000**
011 LABOR LIABILITIES	005	SALARIES AND EMPLOYEE BENEFITS - 2505	6.116.456.000
	010	RETIREMENT PENSIONS PAYABLE - 2510	0
	015	SOCIAL SECURITY IN HEALTH - 2550	0
	020	SOCIAL SECURITY IN PROFESSIONAL RISKS - 2560	0
	025	SOCIAL SECURITY IN RETIREMENT PENSIONS -2570	0
	999	SUBTOTAL LABOR LIABILITIES	**6.116.456.000**
012 BONDS	005	RETIREMENT AND PENSION BONDS - 2625	0
	010	SECURITIES ISSUED - 2630	0
	999	SUBTOTAL BONDS	**0**
013 OTHER LIABILITIES	005	COLLECTIONS IN FAVOR OF THIRD PARTIES - 2905	147.564.506.000
	010	ANTICIPATED INCOME RECEIVED - 2910	6.135.841.000
	015	DEFERRED CREDITS -2915	0
	020	OPERATIONS WITH THE GUARANTY FUND - FOGAFIN - 2921	0
	025	OPERATIONS WITH GUARANTY FUND - FOGACOOP - 2922	0
	030	LIABILITES IN MANAGEMENT RESEARCH - 2996	0
	999	SUBTOTAL OTHER LIABILITIES	**153.700.347.000**